Filed Pursuant to Rule 424(b)(3)
Registration No. 333-192331

KBS STRATEGIC OPPORTUNITY REIT II, INC.
SUPPLEMENT NO. 5 DATED AUGUST 15, 2017
TO THE PROSPECTUS DATED JUNE 28, 2017

This document supplements, and should be read in conjunction with, the prospectus of KBS Strategic Opportunity REIT II, Inc. dated June 28, 2017, as supplemented by supplement no. 1 dated June 28, 2017, supplement no. 2 dated June 28, 2017, supplement no. 3 dated July 10, 2017 and supplement no. 4 dated July 12, 2017. As used herein, the terms “we,” “our” and “us” refer to KBS Strategic Opportunity REIT II, Inc. and, as required by context, KBS Strategic Opportunity Limited Partnership II, which we refer to as our “Operating Partnership,” and to their subsidiaries. Capitalized terms used in this supplement have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose:

•	the status of the offering;

•	the declaration of cash distributions for September and October 2017 and stock dividends for the months of September and October 2017;

•	information regarding our indebtedness;

•	updated risks related to an investment in us;

•	a change to the composition of our board of directors;

•	a renewal of the advisory agreement;

•	“Management’s Discussion and Analysis of Financial Condition and Results of Operations” similar to that filed in our quarterly report on Form 10-Q for the period ended June 30, 2017; and

•	our unaudited financial statements and the notes thereto as of and for the period ended June 30, 2017.
Status of the Offering
We commenced this offering of up to 180,000,000 shares of common stock, or up to $1,760,000,000 of shares of common stock on August 12, 2014. Effective February 17, 2016, we are offering any combination of two classes of shares: Class A shares and Class T shares. As of August 7, 2017, we had accepted aggregate gross offering proceeds of $203.0 million related to the sale of 10,692,409 and 10,208,957 shares of Class A and Class T common stock, respectively, in this offering, including 325,640 and 70,909 shares of Class A and Class T common stock, respectively, sold under our dividend reinvestment plan for gross offering proceeds of $3.7 million.  Accordingly, as of August 7, 2017, there were 159,098,634 shares of common stock available for sale in this offering.
Our board of directors has extended the closing date of our ongoing primary initial public offering until the earlier of the sale of up to $650.0 million of shares, or the date the registration statement relating to our proposed follow-on offering (the “Follow-on Offering”) is declared effective by the Securities and Exchange Commission (the “SEC”).
Cash Distributions Declared
On August 10, 2017, our board of directors declared cash distributions on the outstanding shares of all classes of our common stock based on daily record dates for the period from September 1, 2017 through September 30, 2017 and October 1, 2017 through October 31, 2017, which we expect to pay in October 2017 and November 2017, respectively. Investors may choose to receive cash distributions or purchase additional shares through our dividend reinvestment plan. Distributions for these periods will be calculated based on stockholders of record each day during these periods at a rate of (i) $0.00052548 per share per day less (ii) the applicable daily stockholder servicing fees accrued for and allocable to any class of common stock, divided by the number of shares of common stock of such class outstanding as of the close of business on each respective record date.
For more information regarding distributions, see “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations - Distributions” below.

Stock Dividends Declared
Also on August 10, 2017, our board of directors authorized a stock dividend for the months of September 2017 and October 2017 in the amount of 0.001667 shares of common stock on each outstanding share of common stock, issuable to all common stockholders of record as of the close of business on September 30, 2017 and October 31, 2017, respectively. Stock dividends are issued in the same class of shares as the shares for which such stockholder received the stock dividend. We expect to issue these stock dividends in October 2017 and November 2017, respectively.
Indebtedness
As of June 30, 2017, we had $214.0 million of variable debt outstanding. Our mortgage debt consisted of six variable rate notes payable that mature between 2017 and 2020. Also, as of June 30, 2017, we had entered into three interest rate caps for a total notional amount of $101.4 million that mature between 2018 and 2019. The interest rate caps have a one-month LIBOR strike rate of 3.0%. As of June 30, 2017, our borrowings and other liabilities were approximately 52% of the cost (before depreciation and other noncash reserves) and book value (before depreciation) of our tangible assets.
Risk Factors
The following risk factor supplements the risk factors appearing in the prospectus.
We have paid distributions in part from financings and expect that in the future we may not pay distributions solely from our cash flow from operating activities. To the extent that we pay distributions from sources other than our cash flow from operating activities, we will have less funds available for investment in properties and other assets, the overall return to our stockholders may be reduced and subsequent investors will experience dilution.
Our organizational documents permit us to pay distributions from any source, including offering proceeds or borrowings (which may constitute a return of capital), and our charter does not limit the amount of funds we may use from any source to pay such distributions. We have paid distributions in part from financings and expect that in the future we may not pay distributions solely from our cash flow from operating activities, in which case distributions may be paid in whole or in part from debt financing. We may also fund such distributions with proceeds from the sale of assets or from the maturity, payoff or settlement of debt investments. If we fund distributions from borrowings, our interest expense and other financing costs, as well as the repayment of such borrowings, will reduce our earnings and cash flow from operating activities available for distribution in future periods. If we fund distributions from the sale of assets or the maturity, payoff or settlement of debt investments, this will affect our ability to generate cash flow from operating activities in future periods. To the extent that we pay distributions from sources other than our cash flow from operating activities, we will have fewer funds available with which to make real estate investments, the overall return to our stockholders may be reduced and subsequent investors will experience dilution. In addition, to the extent distributions exceed cash flow from operating activities, a stockholder’s basis in our stock will be reduced and, to the extent distributions exceed a stockholder’s basis, the stockholder may recognize capital gain. There is no limit on the amount of distributions we may fund from sources other than from cash flow from operating activities.
During our public offering stage, when we may raise capital in this offering (and possibly future offerings) more quickly than we acquire income-producing assets, and from time to time during our operational stage, we may not pay distributions solely from our cash flow from operating activities.
For the year ended December 31, 2016, we paid aggregate distributions of $2.7 million, including $1.1 million distributions paid in cash and $1.6 million of distributions reinvested through our dividend reinvestment plan. Our net loss attributable to common stockholders for the year ended December 31, 2016 was $6.5 million and cash flow provided by operations was $0.7 million. We funded our total distributions paid, which includes net cash distributions and dividends reinvested by stockholders, with $2.0 million of cash flow from operating activities and $0.7 million of debt financing. For purposes of determining the source of our distributions paid, we assume first that we use cash flow from operating activities from the relevant or prior periods to fund distribution payments.
For the six months ended June 30, 2017, we paid aggregate distributions of $1.8 million, including $0.7 million distributions paid in cash and $1.1 million of distributions reinvested through our dividend reinvestment plan. Our net loss attributable to common stockholders for the six months ended June 30, 2017 was $3.7 million and cash flow provided by operations was $0.8 million. We funded our total distributions paid, which includes net cash distributions and dividends reinvested by stockholders, with $0.8 million of cash flow from operating activities and $1.0 million of debt financing. For purposes of determining the source of our distributions paid, we assume first that we use cash flow from operating activities from the relevant or prior periods to fund distribution payments.
From inception through June 30, 2017, we paid cumulative distributions of $5.5 million and our cumulative net loss during the same period was $14.8 million.

If we consummate a merger or pursue another exit strategy in the near term, stockholders may not receive an amount per share equal to our current offering prices or our estimated net asset value (“NAV”) per share.
Our estimated NAV per share of $9.05, as established by our board of directors on June 6, 2017, did not take into account estimated disposition costs and fees for real estate properties, entity liquidation costs, and debt prepayment penalties that could apply upon the prepayment of certain of our debt obligations.  These fees may be substantial.  Thus, to the extent we consummate a merger or pursue another exit strategy in the near  term, stockholders may not recover their purchase price or the estimated NAV per share due to the impact of these fees and costs.
We have a history of operating losses and cannot assure you that we will achieve profitability.
Since our inception in 2013, we have experienced net losses (calculated in accordance with GAAP) for each fiscal year, which have contributed to our cumulative net loss of $14.8 million from inception through June 30, 2017. Our net loss attributable to common stockholders for the three months ended June 30, 2017 was $1.3 million. Our net loss attributable to common stockholders for the year ended December 31, 2016, and from inception through December 31, 2016 was $6.5 million and $11.1 million, respectively. Our net loss attributable to common stockholders for the year ended December 31, 2015, and from inception through December 31, 2015 was $2.1 million and $4.6 million, respectively. The extent of our future operating losses and the timing of when we will achieve profitability are highly uncertain, and we may never achieve or sustain profitability.
Board of Directors
On August 9, 2017, William M. Petak notified our board of directors of his decision to resign as a member of our board of directors effective immediately. His decision to resign as a member of our board was not the result of any disagreement with the company on any matter relating to our operations, policies or practices.
On August 10, 2017, our board of directors appointed John P. Joliet, 47, to serve as a member of the board of directors, the audit committee thereof and the conflicts committee.
Mr. Joliet has been a Partner at American Discovery Capital since he founded the company in 2016. American Discovery Capital is an independent merchant banking firm focused on principal investments in leading family-owned and middle-market companies in selected high-growth sectors. Prior to founding American Discovery Capital Mr. Joliet was a Partner and Managing Director at Moelis & Company where he was responsible for leading the firm’s global investment banking activities in the Enterprise Software sector. Prior to joining Moelis &Co., Mr. Joliet spent ten years at UBS Investment Bank where he was a Managing Director and Global Head of Software Investment Banking, as well as the Head of the Los Angeles office. Mr. Joliet began his investment banking career with Donaldson, Lufkin & Jenrette (“DLJ”), and remained with DLJ until its sale to Credit Suisse in 2000. Before he began his investment banking career, Mr. Joliet spent four years as a consultant with Coopers & Lybrand in Boston, London UK, and Chicago, and was licensed as a Certified Public Accountant.
Mr. Joliet studied at the University of Pennsylvania’s Wharton School and the Ross School of Business at the University of Michigan,where he earned a Bachelor of Business Administration. He earned a Master of Business Administration, with honors, from the University of Chicago’s Booth School of Business.
Our board of directors has concluded that Mr. Joliet is qualified to serve as one of our independent directors for reasons including his nearly 25 years as an investment banker and corporate finance consultant. With his strong back ground in mergers and acquisitions and capital markets, he is well-positioned to advise the board with respect to strategic alternatives.
Renewal of Advisory Agreement
On August 10, 2017, we renewed the advisory agreement with KBS Capital Advisors LLC for an additional one-year period effective August 12, 2017. The renewed advisory agreement is effective through August 12, 2018; however, either party may terminate the renewed advisory agreement without cause or penalty upon providing 60 days’ written notice. The terms of the renewed advisory agreement are substantially the same as those of the advisory agreement that was in effect through August 12, 2017.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
The following discussion and analysis should be read in conjunction with the accompanying consolidated financial statements of KBS Strategic Opportunity REIT II, Inc. and the notes thereto, included in this supplement, as well as “Management's Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated balance sheets as of December 31, 2016 and December 31, 2015, the related consolidated statements of operations, comprehensive income (loss), equity and cash flows for the years ended December 31, 2016, 2015 and 2014, the related notes thereto and the accompanying financial statement schedule, all included in our Annual Report on Form 10-K for the year ended December 31, 2016 and incorporated by reference into the prospectus.

This discussion contains forward-looking statements that can be identified with the use of forward-looking terminology such as “may,” “will,” “seeks,” “anticipates,” “believes,” “estimates,” “expects,” “plans,” “intends,” “should” or similar expressions. Actual results may differ from those described in forward-looking statements. For a discussion of the factors that could cause our actual results to differ from those anticipated, see “Risk Factors” above and in the prospectus.
Overview
We were formed on February 6, 2013 as a Maryland corporation and elected to be taxed as a real estate investment trust (“REIT”) beginning with the taxable year ending December 31, 2014. On July 3, 2013, we commenced a private placement offering exempt from registration under the Securities Act of 1933, as amended (the “Securities Act”), to offer a maximum of $105,000,000 of shares of common stock for sale to certain accredited investors, of which $5,000,000 of shares were offered pursuant to our dividend reinvestment plan. We ceased offering shares in our private offering on August 11, 2014. KBS Capital Markets Group LLC, an affiliate of our advisor, served as the dealer manager of the offering pursuant to a dealer manager agreement and was responsible for marketing our shares in the offering.
On November 14, 2013, we filed a registration statement on Form S-11 with the Securities and Exchange Commission (the “SEC”) to register for sale to the public a maximum of 180,000,000 shares of common stock, of which 80,000,000 shares were to be offered pursuant to our dividend reinvestment plan. The SEC declared our registration statement effective on August 12, 2014 and we retained KBS Capital Markets Group LLC to serve as the dealer manager of this offering pursuant to a dealer manager agreement. On February 11, 2016, we filed an amended registration statement on Form S-11 with the SEC to offer a second class of common stock designated as Class T shares and to designate our initially offered and outstanding common stock as Class A shares. Pursuant to the amended registration statement, we are offering to sell any combination of Class A and Class T shares in this offering and dividend reinvestment plan offering but in no event may we sell more than 180,000,000 of shares of our common stock pursuant to this offering. We commenced offering our Class T shares of our common stock for sale to the public on February 17, 2016. The dealer manager is responsible for marketing our shares in this offering.
Our board of directors has extended the closing date of this offering until the earlier of the sale of up to $650.0 million of shares, or the date the registration statement relating to our proposed follow-on offering (the “Follow-on Offering”) is declared effective by the SEC.
On August 10, 2017, we filed a registration statement on Form S-11 with the SEC to register the Follow-on Offering. Pursuant to the Follow-on Offering registration statement, we propose to register up to $500.0 million of shares of common stock for sale to the public in the primary Follow-on Offering. We also expect to register up to $125.0 million of shares of common stock pursuant to our dividend reinvestment plan in the Follow-on Offering. We can give no assurance that we will commence or complete the Follow-on Offering.
We intend to use substantially all of the net proceeds from our offerings to invest in and manage a diverse portfolio of real estate-related loans, opportunistic real estate, real estate-related debt securities and other real estate-related investments located in the United States and Europe. Such investments will include the acquisition of distressed debt, the origination and acquisition of mortgage, mezzanine, bridge and other real estate-related loans, investment in opportunistic real estate and investments in real estate-related debt securities such as residential and commercial mortgage-backed securities and collateralized debt obligations. We may also invest in entities that make similar investments. Although this is our current target portfolio, we may make adjustments to our target portfolio based on real estate market conditions and investment opportunities. We will not forego what we believe to be a good investment because it does not precisely fit our expected portfolio composition. As of June 30, 2017, we had invested in two hotel properties, two office properties, one apartment building, an investment in an unconsolidated entity and one first mortgage loan. Additionally, as of June 30, 2017, we had entered into a joint venture to develop one retail property, which is currently under construction.
As of June 30, 2017, we had sold 10,552,989 and 10,011,674 shares of Class A and Class T common stock, respectively, for aggregate gross offering proceeds of $199.8 million in this offering, including 293,479 and 56,881 shares of Class A and Class T common stock, respectively, under our dividend reinvestment plan for aggregate gross offering proceeds of $3.3 million. Also as of June 30, 2017, we had redeemed 99,590 and 5,298 shares of Class A and Class T common stock, respectively, for $0.9 million.
As of June 30, 2017, we had sold 3,619,851 shares of Class A common stock for gross offering proceeds of $32.2 million in our private offering. Additionally, on each of April 2, 2014 and July 31, 2014, we issued 120,106 shares of Class A common stock to an entity affiliated with two of our officers and affiliated directors for $1.0 million in separate private transactions exempt from the registration requirements of the Securities Act.

We have no employees and KBS Capital Advisors LLC (“KBS Capital Advisors”) has served as our external advisor since commencement of the private offering. As our advisor, KBS Capital Advisors manages our day-to-day operations and manages our portfolio of real estate properties and real estate-related investments. KBS Capital Advisors will make recommendations on all investments to our board of directors. All proposed investments must be approved by at least a majority of our board of directors, including a majority of the conflicts committee. Unless otherwise provided by our charter, the conflicts committee may approve a proposed investment without action by the full board of directors if the approving members of the conflicts committee constitute at least a majority of the board of directors. KBS Capital Advisors also provides asset-management, marketing, investor-relations and other administrative services on our behalf.
We have formed a strategic relationship with STAM, a commercial real estate investment and asset management firm headquartered in Paris, France to support us and our advisor in connection with any investments we may make in Europe. We can give no assurances as to the number, if any, of investments we may make in Europe.
Market Outlook - Real Estate and Real Estate Finance Markets
The following discussion is based on management’s beliefs, observations and expectations with respect to the real estate and real estate finance markets.
Current economic data and financial market developments suggest that the global economy is improving, although at a slow and uneven pace. European economic growth has recently picked up, with improving employment data in most of the European Union countries. The U.K. and China remain areas of concern. The U.K. is working through its BREXIT process, whereas the Chinese economy has shown signs of stabilization, but is still struggling with uncertainty in its banking system in relation to bad loans. Against this backdrop, the central banks of the world’s major industrialized economies are beginning to back away from their strong monetary accommodation. Quantitative easing in Japan and Europe is slowing, but the liquidity generated from these programs continues to impact the global capital markets.
At a duration of 97 months (as of the end of second quarter 2017), the current business cycle, which commenced in June 2009, is the fourth longest in U.S. history, including the post-World War II cycle, that lasted 58 months. In June 2017, the U.S. Federal Reserve (the “FED”) increased interest rates for the fourth time in three years. Expectations are now mixed for further rate increases, as signs of inflation have been weakening. The FED is still hoping to normalize the level of interest rates in the United States. However, little in the U.S. macroeconomic data suggests that the economy is growing too rapidly or that inflation is accelerating. Real gross domestic product (“GDP”) growth has averaged approximately 2% per year over the past two years, and job growth has averaged about 1.7% over the same period. Personal income growth has started to pick up and unemployment statistics indicate that labor force conditions are finally showing real improvements. Uncertainty surrounding the new administration’s budget, plans to revamp the Affordable Care Act, the future of the Chair of the FED, and the continued weakness in retailers all may adversely impact business and consumer confidence.
The U.S. commercial real estate market continues to benefit from inflows of foreign capital, albeit at a slowing rate. With a backdrop of global political conflict, and stabilizing international economic conditions, the U.S. dollar’s position as a haven currency took a hit as the dollar’s value against other major global currencies declined for most of the second quarter. An easing in demand for U.S. commercial real estate is reflected in the slowing of transaction volumes. The industrial property sector is the lone standout, as internet sales volumes continue to increase the demand for warehouses and logistics-related assets. Traditional sources of capital are favoring a “risk-off” approach, as capital flows have shifted equity towards debt, or secured, investing. Commercial real estate returns are increasingly being driven by property income (yield), as opposed to price appreciation through cap rate compression.
Lenders with long memories remain disciplined in their underwriting of investments. For balance sheet lenders, such as banks and insurance companies, underwriting standards for commercial real estate have tightened. This has resulted in lower loan-to-value and higher debt coverage ratios. CMBS originations also have been limited as lenders are attempting to adjust to new securitization rules which require issuers to maintain an ongoing equity stake in pooled transactions. These trends have led to increased uncertainty in the level and cost of debt for commercial properties, and in turn has injected some volatility into commercial real estate markets.
A major factor contributing to the strength of the real estate cycle is the difficulty of securing construction financing. Lack of construction financing is effectively keeping an oversupply of commercial real estate, which is typical late in a real estate cycle, from emerging. Bank regulators and new risk-based capital guidelines have enforced discipline in lending, which has helped reduce new construction.

Liquidity and Capital Resources
On January 7, 2015, we broke escrow in this offering. We are dependent upon the net proceeds from this offering to conduct our proposed operations. We expect to obtain the capital required to purchase and originate real estate and real estate-related investments and conduct our operations from the proceeds of this offering, from secured or unsecured financings from banks and other lenders and from any undistributed funds from our operations. As of June 30, 2017, we had sold 10,552,989 and 10,011,674 shares of Class A and Class T common stock, respectively, for aggregate gross offering proceeds of $199.8 million in this offering. Additionally, we sold 3,619,851 shares of common stock in our private offering for gross offering proceeds of $32.2 million.
Regulatory developments related to the reporting of our estimated value per share under recently effective FINRA and NASD Conduct Rules, and changes to the definition of fiduciary under ERISA and Section 4975 of the Internal Revenue Code of 1986, as amended may significantly affect our ability to raise substantial additional funds in this offering.  If we are unable to raise substantially more funds in this offering, we will make fewer investments resulting in less diversification in terms of the type, number and size of investments we make and the value of an investment in us will fluctuate with the performance of the specific assets we acquire. Further, we will have certain fixed operating expenses, including certain expenses as a REIT, regardless of whether we are able to raise substantial funds in this offering. Our inability to raise substantial funds would increase our fixed operating expenses as a percentage of gross income, reducing our net income and limiting our ability to make distributions.
Our hotel properties generate cash flow in the form of room, food, beverage and convention services, campground and other revenues, which are reduced by hotel expenses, capital expenditures, debt service payments, the payment of asset management fees and corporate general and administrative expenses. Cash flow from operations from our hotel properties are primarily dependent upon the occupancy levels of our hotels, the average daily rates and how well we manage our expenditures. The following table provides summary information regarding our hotel properties as of June 30, 2017:

Property	Number of Rooms	Percentage Occupied for the Six Months Ended June 30, 2017	Average Revenue per Available Room	Average Daily Rate
Springmaid Beach Resort (1)	452	81.3%	$98.00	$120.56
Q&C Hotel	196	72.9%	$127.78	$175.37
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(1) In October 2016, Springmaid Beach Resort sustained significant damage from Hurricane Matthew, the result of which placed 238 rooms out of service. Rooms not in service were excluded from the percentage occupied and average revenue per available room.
Our office and apartment properties generate cash flow in the form of rental revenues and tenant reimbursements, which are reduced by operating expenditures, capital expenditures, debt service payments, the payment of asset management fees and corporate general and administrative expenses. Cash flow from operations from office and apartment properties is primarily dependent upon the occupancy level of our properties, the net effective rental rates on our leases, the collectibility of rent and operating recoveries from our tenants and how well we manage our expenditures. As of June 30, 2017, we owned two office properties that were 81% occupied and one apartment property that was 88% occupied.
Our real estate-related investment generates cash flow in the form of interest income, which is reduced by the payment of asset management fees and corporate general and administrative expenses. Cash flow from operations from our real estate-related investment is primarily dependent on the operating performance of the underlying collateral and the borrower’s ability to make its debt service payments. As of June 30, 2017, the borrower under our real estate loan receivable was current on all contractual debt service payments to us.
As of June 30, 2017, we had mortgage debt obligations in the aggregate principal amount of $214.0 million, with a weighted-average remaining term of 2.1 years. As of June 30, 2017, $13.0 million was available under the 210 West 31st Street Mortgage Loan for future disbursements to be used for capital improvement costs, tenant improvement costs, leasing commissions and operating/interest shortfall, subject to certain terms and conditions contained in the loan documents.

In addition to making investments in accordance with our investment objectives, we expect to use our capital resources to make certain payments to our advisor and the dealer manager. During our organization and offering stage, these payments include payments to the dealer manager for selling commissions, the dealer manager fee and the stockholder servicing fee and payments to the dealer manager and our advisor for reimbursement of certain commercially reasonable organization and offering expenses, provided that no reimbursements made by us to our advisor or dealer manager may cause total organization and offering expenses incurred by us in connection with this offering (including selling commissions, dealer manager fees, stockholder servicing fees and all other items of organization and offering expenses) to exceed 15% of the aggregate gross proceeds from this offering as of the date of reimbursement. As of June 30, 2017, our advisor has incurred organization and offering expenses on our behalf related to this offering of approximately $9.4 million. In addition, our advisor and its affiliates will reimburse us to the extent that the organization and other offering expenses (which exclude selling commissions, dealer manager fees and stockholder servicing fees) paid directly or reimbursed by us in connection with the primary portion of this offering, regardless of when incurred, exceed 1.0% of gross offering proceeds from the primary portion of this offering. The Advisor and its affiliates will be responsible for any organization and other offering expenses related to the primary portion of this offering to the extent they exceed 1.0% of gross proceeds from the primary portion of this offering. There was no limit on the organization and offering expenses we could incur in connection with our private offering. As of June 30, 2017, our advisor had incurred offering expenses on our behalf related to our private offering of $1.0 million, all of which have been reimbursed from proceeds from our now terminated private offering. During our acquisition and development stage, we expect to make payments to our advisor in connection with the selection and origination or purchase of investments, the management of our assets and costs incurred by our advisor in providing services to us. We will also continue to make payments to our dealer manager related to the stockholder servicing fees. Our currently effective advisory agreement expires August 12, 2017 but was renewed for an additional one-year term on August 10, 2017, and may be renewed for an unlimited number of successive one-year periods upon the mutual consent of KBS Capital Advisors and our conflicts committee.
Among the fees payable to our advisor is an asset management fee. We pay our advisor a monthly fee equal to the lesser of one-twelfth of (i) 1.0% of the cost of our investments and (ii) 2.0% of the sum of the cost of our investments, less any debt secured by or attributable to the investments. The cost of the real property investments is calculated as the amount paid or allocated to acquire the real property, including the cost of any subsequent development, construction or improvements to the property and including fees and expenses related thereto (but excluding acquisition fees paid or payable our advisor). The cost of the loans and any investments other than real property is calculated as the lesser of (x) the amount actually paid or allocated to acquire or fund the loan or other investment, including fees and expenses related thereto (but excluding acquisition fees paid or payable to our advisor) and (y) the outstanding principal amount of such loan or other investment, including fees and expenses related to the acquisition or funding of such investment (but excluding acquisition fees paid or payable to our advisor) as of the time of calculation. In the case of investments made through joint ventures, the asset management fee is determined based on our proportionate share of the underlying investment.
In addition, an affiliate of our advisor, KBS Management Group, was recently formed to provide property management services with respect to certain properties owned by KBS-advised companies.  In the future, we may engage KBS Management Group with respect to one or more of our properties to provide property management services.  With respect to any such properties, we would expect to pay KBS Management Group a monthly fee equal to a percentage of the rent (to be determined on a property by property basis, consistent with current market rates).
We elected to be taxed and operating as a REIT beginning with our taxable year ended December 31, 2014. We intend to continue to operate as a REIT. To maintain our qualification as a REIT, we will be required to make aggregate annual distributions to our stockholders of at least 90% of our REIT taxable income (computed without regard to the dividends paid deduction and excluding net capital gain). Our board of directors may authorize distributions in excess of those required for us to maintain REIT status depending on our financial condition and such other factors as our board of directors deems relevant. We have not established a minimum distribution level.
Under our charter, we are required to limit our total operating expenses to the greater of 2% of our average invested assets or 25% of our net income for the four most recently completed fiscal quarters, as these terms are defined in our charter, unless the conflicts committee has determined that such excess expenses were justified based on unusual and non-recurring factors. Operating expense reimbursements for the four fiscal quarters ended June 30, 2017 did not exceed the charter imposed limitation.

Cash Flows from Operating Activities
We commenced operations on September 4, 2014 in connection with our first investment. As of June 30, 2017, we had invested in two hotel properties, two office properties, one apartment building, an investment in an unconsolidated entity and one first mortgage loan. Additionally, as of June 30, 2017, we had entered into a joint venture to develop one retail property, which is currently under construction. During the six months ended June 30, 2017, net cash provided by operating activities was $0.8 million. We expect that our cash flows from operating activities will generally increase in future periods as a result of anticipated future acquisitions of real estate and real estate-related investments and the related operations of such real estate investments.
Cash Flows from Investing Activities
Net cash used in investing activities was $5.9 million for the six months ended June 30, 2017 and primarily consisted of the following:

•	$4.5 million of improvements to real estate;

•	$2.3 million of payments for construction in progress; and

•	$0.9 million of proceeds from insurance claims.
Cash Flows from Financing Activities
Net cash provided by financing activities was $50.1 million for the six months ended June 30, 2017 and primarily consisted of the following:

•	$49.2 million of net cash provided by offering proceeds related to this offering, net of payments of commissions, dealer manager fees and other organization and offering costs of $3.2 million;

•	$1.9 million of net cash provided by debt and other financings as a result of proceeds from notes payable of $2.0 million, partially offset by payments of deferred financing costs of $0.1 million;

•	$0.7 million million of net cash distributions, after giving effect to distributions reinvested by stockholders of $1.1 million;

•	$0.3 million of cash used for redemptions of common stock; and

•	$0.1 million of noncontrolling interest contributions.
In order to execute our investment strategy, we utilize secured debt and we may, to the extent available, utilize unsecured debt, to finance a portion of our investment portfolio. Management remains vigilant in monitoring the risks inherent with the use of debt in our portfolio and is taking actions to ensure that these risks, including refinancing and interest risks, are properly balanced with the benefit of using leverage. Once we have fully invested the proceeds from our offering stage, we expect our debt financing will be 60% or less of the cost of our tangible assets (before deducting depreciation or other non-cash reserves). There is no limitation on the amount we may borrow for any single investment. Our charter limits our total liabilities such that our total liabilities may not exceed 75% of the cost of our tangible assets (before deducting depreciation or other non-cash reserves); however, we may exceed that limit if a majority of the Conflicts Committee approves each borrowing in excess of our charter limitation and we disclose such borrowing to our common stockholders in our next quarterly report with an explanation from the conflicts committee of the justification for the excess borrowing. As of June 30, 2017, our borrowings and other liabilities were approximately 52% of the cost (before depreciation and other noncash reserves) and book value (before depreciation) of our tangible assets.

Contractual Commitments and Contingencies
The following is a summary of our contractual obligations as of June 30, 2017 (in thousands):

		Payments Due During the Years Ending December 31,
Contractual Obligations	Total	Remainder of 2017	2018-2019	2020-2021	Thereafter
Outstanding debt obligations (1)	$213,961	$38,000	$134,564	$41,397	$—
Interest payments on outstanding debt obligations (2)	18,132	4,464	13,118	550	—
Stockholder servicing fee liability (3)	557	557	—	—	—
Lease obligations	55,656	180	720	720	54,036
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(1) Amounts include principal payments only.
(2) Projected interest payments are based on the outstanding principal amounts and interest rates in effect at June 30, 2017. We incurred interest expense of $4.4 million, excluding amortization of deferred financing costs of $0.8 million and unrealized loss on interest rate cap of $73,000 and including interest capitalized of $1.7 million for the six months ended June 30, 2017.
(3) Stockholder servicing fee is an annual fee of 1.0% of the purchase price per Class T share sold in this offering for services rendered to Class T stockholders by the broker dealer of record after the initial sale of the Class T share. The stockholder servicing fee will accrue daily and be paid monthly in arrears for up to the fourth anniversary of the issuance of the Class T share. The amount shown is the amount estimated as payable as of June 30, 2017 based on the terms of the Class T shares.
In addition, as of June 30, 2017, we expect to incur approximately $15.4 million related to development costs through 2018 related to 210 West 31st Street.
Results of Operations
Overview
As of June 30, 2016, we had invested in two hotel properties, two office properties, an investment in an unconsolidated entity and one first mortgage loan. As of June 30, 2017, we had invested in two hotel properties, two office properties, one apartment building, an investment in an unconsolidated entity and one first mortgage loan. Additionally, as of June 30, 2017, we had entered into a joint venture to develop one retail property, which is currently under construction. We funded the acquisitions of these investments with proceeds from our terminated private offering, this offering and debt financing. Our results of operations for the three and six months ended June 30, 2017 are not indicative of those in future periods as we commenced operations on September 4, 2014 in connection with our first investment and expect to make future acquisitions of real estate and real estate-related investments. In general, we expect that our revenue and expenses related to our portfolio will increase in future periods as a result of anticipated future acquisitions of real estate and real estate-related investments.

Comparison of the three months ended June 30, 2017 versus the three months ended June 30, 2016
The following table provides summary information about our results of operations for the three months ended June 30, 2017 and 2016 (dollar amounts in thousands):

	Three Months Ended June 30,		Increase (Decrease)	Percentage Change	$ Change Due to Acquisitions (1)	$ Change Due to Investments Held Throughout Both Periods (2)
	2017	2016
Hotel revenues	$6,470	$8,318	$(1,848)	(22)%	—	(1,848)
Office revenues	1,782	1,058	724	68%	754	(30)
Apartment revenues	1,699	—	1,699	n/a	1,699	—
Interest income from real estate loans receivable	101	99	2	2%	—	2
Hotel expenses	4,788	4,943	(155)	(3)%	—	(155)
Office expenses	597	260	337	130%	347	(10)
Apartment expenses	862	—	862	n/a	862	—
Asset management fees to affiliate	577	299	278	93%	256	22
Real estate acquisition fees and expenses to affiliate	—	1,341	(1,341)	(100)%	(1,341)	—
Real estate acquisition fees and expenses	—	128	(128)	(100)%	(128)	—
General and administrative expenses	772	722	50	7%	n/a	n/a
Depreciation and amortization	2,614	1,705	909	53%	1,028	(119)
Interest expense	1,834	783	1,051	134%	1,132	(81)
Income tax benefit	428	14	414	2,957%	—	414
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(1) Represents the dollar amount increase (decrease) for the three months ended June 30, 2017 compared to the three months ended June 30, 2016 related to real estate acquired on or after April 1, 2016.
(2) Represents the dollar amount increase (decrease) for the three months ended June 30, 2017 compared to the three months ended June 30, 2016 with respect to real estate and real estate-related investments owned by us during the entire periods presented.
Hotel revenues decreased from $8.3 million for the three months ended June 30, 2016 to $6.5 million for the three months ended June 30, 2017 due to the impact of Hurricane Matthew in October 2016, the result of which placed 238 rooms at Springmaid Beach Resort out of service during the three months ended June 30, 2017. Once the rooms are returned to service, we expect hotel revenues to increase in future periods as a result of the ongoing improvements in connection with the re-branding strategy of our hotel properties.
Office revenues increased from $1.1 million for the three months ended June 30, 2016 to $1.8 million for the three months ended June 30, 2017 primarily as a result of the growth in our real estate portfolio. We expect office revenue to increase in future periods as a result of anticipated future acquisitions of office properties.
Apartment revenues for the three months ended June 30, 2017 were $1.7 million. We expect apartment revenues to vary in future periods depending on occupancy rates and rental rates and whether we acquire any additional apartment properties.
Interest income from our real estate loan receivable, recognized using the interest method, remained consistent at approximately $0.1 million for the three months ended June 30, 2017 and 2016.
Hotel expenses decreased from $4.9 million for the three months ended June 30, 2016 to $4.8 million for the three months ended June 30, 2017 primarily due to the 238 rooms placed out of service as a result of the impact of Hurricane Matthew in October 2016. Office expenses increased from $0.3 million for the three months ended June 30, 2016 to $0.6 million for the three months ended June 30, 2017 and apartment expenses for the three months ended June 30, 2017 were $0.9 million. We expect total expenses to increase in future periods as a result of anticipated future acquisitions of real estate properties.
Asset management fees to affiliate increased from $0.3 million for the three months ended June 30, 2016 to $0.6 million for the three months ended June 30, 2017 primarily as a result of the growth of our real estate portfolio. We expect asset management fees to increase in future periods as a result of anticipated future acquisitions of real estate properties and as a result of any improvements we make to our properties. Approximately $21,000 of asset management fees incurred were payable as of June 30, 2017.

During the three months ended June 30, 2017, we did not acquire any real estate properties. Real estate acquisition fees and expenses to affiliate and non-affiliates were $1.5 million for the three months ended June 30, 2016. We acquired one real estate property accounted for as a business combination for $51.3 million during the three months ended June 30, 2016. We adopted ASU No. 2017-01 for the reporting period beginning January 1, 2017.  As a result of the adoption of ASU No. 2017-01, our acquisitions of real estate properties beginning January 1, 2017 qualified as asset acquisitions as opposed to business combinations.  Transaction costs associated with asset acquisitions are capitalized, while transaction costs associated with business combinations will continue to be expensed. We expect real estate acquisition fees and expenses to vary in future periods based upon acquisition activity.
Depreciation and amortization expenses increased from $1.7 million for the three months ended June 30, 2016 to $2.6 million for the three months ended June 30, 2017 primarily due to the growth of our real estate portfolio. We expect depreciation and amortization expenses to increase in future periods as a result of anticipated future acquisitions of real estate properties.
Interest expense increased from $0.8 million for the three months ended June 30, 2016 to $1.8 million for the three months ended June 30, 2017 primarily due to increased borrowings in connection with our acquisition activity. Our interest expense in future periods will vary based on our level of future borrowings, which will depend on the amount of proceeds raised in this offering, the availability and cost of debt financing, and the opportunity to acquire real estate and real estate-related investments meeting our investment objectives.
Income tax benefit increased from $14,000 for the three months ended June 30, 2016 to $0.4 million for the three months ended June 30, 2017 primarily due to a deferred tax asset related to our taxable REIT subsidiaries that manage the day-to-day operations of our hotel properties.
Comparison of the six months ended June 30, 2017 versus the six months ended June 30, 2016
The following table provides summary information about our results of operations for the six months ended June 30, 2017 and 2016 (dollar amounts in thousands):

	Six Months Ended June 30,		Increase (Decrease)	Percentage Change	$ Change Due to Acquisitions (1)	$ Change Due to Investments Held Throughout Both Periods (2)
	2017	2016
Hotel revenues	$11,313	$11,965	$(652)	(5)%	—	(652)
Office revenues	3,606	1,397	2,209	158%	2,298	(89)
Apartment revenues	3,438	—	3,438	n/a	3,438	—
Interest income from real estate loans receivable	200	197	3	2%	—	3
Hotel expenses	9,032	8,309	723	9%	—	723
Office expenses	1,177	339	838	247%	845	(7)
Apartment expenses	1,698	—	1,698	n/a	1,698	—
Asset management fees to affiliate	1,081	549	532	97%	513	19
Real estate acquisition fees and expenses to affiliate	—	1,341	(1,341)	(100)%	(1,341)	—
Real estate acquisition fees and expenses	—	128	(128)	(100)%	(128)	—
General and administrative expenses	1,346	1,420	(74)	(5)%	n/a	n/a
Depreciation and amortization	5,467	2,986	2,481	83%	2,816	(335)
Interest expense	3,544	1,448	2,096	145%	2,036	60
Income tax benefit	437	14	423	3,021%	—	423
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(1) Represents the dollar amount increase (decrease) for the six months ended June 30, 2017 compared to the six months ended June 30, 2016 related to real estate acquired on or after January 1, 2016.
(2) Represents the dollar amount increase (decrease) for the six months ended June 30, 2017 compared to the six months ended June 30, 2016 with respect to real estate and real estate-related investments owned by us during the entire periods presented.
Hotel revenues decreased from $12.0 million for the six months ended June 30, 2016 to $11.3 million for the six months ended June 30, 2017 due to the impact of Hurricane Matthew in October 2016, the result of which placed 238 rooms at Springmaid Beach Resort out of service during the six months ended June 30, 2017. Once the rooms are returned to service, we expect hotel revenues to increase in future periods as a result of the ongoing improvements in connection with the re-branding strategy of our hotel properties.
Office revenues increased from $1.4 million for the six months ended June 30, 2016 to $3.6 million for the six months ended June 30, 2017 primarily as a result of the growth in our real estate portfolio. We expect office revenue to increase in future periods as a result of anticipated future acquisitions of office properties.

Apartment revenues for the six months ended June 30, 2017 were $3.4 million. We expect apartment revenues to vary in future periods depending on occupancy rates and rental rates and whether we acquire any additional apartment properties.
Interest income from our real estate loan receivable, recognized using the interest method, remained consistent at approximately $0.2 million for the six months ended June 30, 2017 and 2016.
Hotel expenses increased from $8.3 million for the six months ended June 30, 2016 to $9.0 million for the six months ended June 30, 2017 as a result of increased sales and marketing costs in connection with the re-branding strategy of our hotel properties. Office expenses increased from $0.3 million for the six months ended June 30, 2016 to $1.2 million for the six months ended June 30, 2017 and apartment expenses for the six months ended June 30, 2017 were $1.7 million. We expect total expenses to increase in future periods as a result of anticipated future acquisitions of real estate properties.
Asset management fees to affiliate increased from $0.5 million for the six months ended June 30, 2016 to $1.1 million for the six months ended June 30, 2017 primarily as a result of the growth of our real estate portfolio. We expect asset management fees to increase in future periods as a result of anticipated future acquisitions of real estate properties and as a result of any improvements we make to our properties. Approximately $21,000 of asset management fees incurred were payable as of June 30, 2017.
During the six months ended June 30, 2017, we did not acquire any real estate properties. Real estate acquisition fees and expenses to affiliate and non-affiliates were $1.5 million for the six months ended June 30, 2016. We acquired one real estate property accounted for as a business combination for $51.3 million during the six months ended June 30, 2016. We adopted ASU No. 2017-01 for the reporting period beginning January 1, 2017.  As a result of the adoption of ASU No. 2017-01, our acquisitions of real estate properties beginning January 1, 2017 qualified as asset acquisitions as opposed to business combinations.  Transaction costs associated with asset acquisitions are capitalized, while transaction costs associated with business combinations will continue to be expensed. We expect real estate acquisition fees and expenses to vary in future periods based upon acquisition activity.
Depreciation and amortization expenses increased from $3.0 million for the six months ended June 30, 2016 to $5.5 million for the six months ended June 30, 2017 primarily due to the growth of our real estate portfolio. We expect depreciation and amortization expenses to increase in future periods as a result of anticipated future acquisitions of real estate properties.
Interest expense increased from $1.4 million for the six months ended June 30, 2016 to $3.5 million for the six months ended June 30, 2017 primarily due to increased borrowings in connection with our acquisition activity. Our interest expense in future periods will vary based on our level of future borrowings, which will depend on the amount of proceeds raised in this offering, the availability and cost of debt financing, and the opportunity to acquire real estate and real estate-related investments meeting our investment objectives.
Income tax benefit increased from $14,000 for the six months ended June 30, 2016 to $0.4 million for the six months ended June 30, 2017 primarily due to a deferred tax asset related to our taxable REIT subsidiaries that manage the day-to-day operations of our hotel properties.
Funds from Operations, Modified Funds from Operations and Adjusted Modified Funds from Operations
We believe that funds from operations (“FFO”) is a beneficial indicator of the performance of an equity REIT. We compute FFO in accordance with the current National Association of Real Estate Investment Trusts (“NAREIT”) definition. FFO represents net income, excluding gains and losses from sales of operating real estate assets (which can vary among owners of identical assets in similar conditions based on historical cost accounting and useful-life estimates), impairment losses on real estate assets, depreciation and amortization of real estate assets, and adjustments for unconsolidated partnerships and joint ventures. We believe FFO facilitates comparisons of operating performance between periods and among other REITs. However, our computation of FFO may not be comparable to other REITs that do not define FFO in accordance with the NAREIT definition or that interpret the current NAREIT definition differently than we do. Our management believes that historical cost accounting for real estate assets in accordance with U.S. generally accepted accounting principles (“GAAP”) implicitly assumes that the value of real estate assets diminishes predictably over time. Since real estate values have historically risen or fallen with market conditions, many industry investors and analysts have considered the presentation of operating results for real estate companies that use historical cost accounting to be insufficient by themselves. As a result, we believe that the use of FFO, together with the required GAAP presentations, provides a more complete understanding of our performance relative to our competitors and provides a more informed and appropriate basis on which to make decisions involving operating, financing, and investing activities.

Changes in accounting rules have resulted in a substantial increase in the number of non-operating and non-cash items included in the calculation of FFO. As a result, our management also uses modified funds from operations (“MFFO”) as an indicator of our ongoing performance as well as our dividend sustainability. MFFO excludes from FFO: acquisition fees and expenses (to the extent that such fees and expenses have been recorded as operating expenses); adjustments related to contingent purchase price obligations; amounts relating to straight-line rents and amortization of above- and below-market intangible lease assets and liabilities; accretion of discounts and amortization of premiums on debt investments; amortization of closing costs relating to debt investments; impairments of real estate-related investments; mark-to-market adjustments included in net income; and gains or losses included in net income for the extinguishment or sale of debt or hedges. We compute MFFO in accordance with the definition of MFFO included in the practice guideline issued by the Investment Program Association (“IPA”) in November 2010 as interpreted by management. Our computation of MFFO may not be comparable to other REITs that do not compute MFFO in accordance with the current IPA definition or that interpret the current IPA definition differently than we do.
In addition, our management uses an adjusted MFFO (“Adjusted MFFO”) as an indicator of our ongoing performance as well as our dividend sustainability. Adjusted MFFO provides adjustments to reduce MFFO related to operating expenses that are capitalized with respect to certain of our investments in undeveloped land.
We believe that MFFO and Adjusted MFFO are helpful as measures of ongoing operating performance because they exclude costs that management considers more reflective of investing activities and other non-operating items included in FFO.  Management believes that excluding acquisition costs (to the extent such costs have been recorded as operating expenses) from MFFO and Adjusted MFFO provides investors with supplemental performance information that is consistent with management’s analysis of the operating performance of the portfolio over time, including periods after our acquisition stage.  MFFO and Adjusted MFFO also exclude non-cash items such as straight-line rental revenue.  Additionally, we believe that MFFO and Adjusted MFFO provide investors with supplemental performance information that is consistent with the performance indicators and analysis used by management, in addition to net income and cash flows from operating activities as defined by GAAP, to evaluate the sustainability of our operating performance.  MFFO provides comparability in evaluating the operating performance of our portfolio with other non-traded REITs which typically have limited lives with short and defined acquisition periods and targeted exit strategies.  MFFO, or an equivalent measure, is routinely reported by non-traded REITs, and we believe often used by analysts and investors for comparison purposes.
FFO, MFFO and Adjusted MFFO are non-GAAP financial measures and do not represent net income as defined by GAAP. Net income as defined by GAAP is the most relevant measure in determining our operating performance because FFO, MFFO and Adjusted MFFO include adjustments that investors may deem subjective, such as adding back expenses such as depreciation and amortization and the other items described above. Accordingly, FFO, MFFO and Adjusted MFFO should not be considered as alternatives to net income as an indicator of our current and historical operating performance. In addition, FFO, MFFO and Adjusted MFFO do not represent cash flows from operating activities determined in accordance with GAAP and should not be considered an indication of our liquidity. We believe FFO, MFFO and Adjusted MFFO, in addition to net income and cash flows from operating activities as defined by GAAP, are meaningful supplemental performance measures.
Although MFFO includes other adjustments, the exclusion of straight-line rent, the amortization of above- and below-market leases and acquisition fees and expenses, are the most significant adjustments for the periods presented.  We have excluded these items based on the following economic considerations:

•
Adjustments for straight-line rent.  These are adjustments to rental revenue as required by GAAP to recognize contractual lease payments on a straight-line basis over the life of the respective lease.  We have excluded these adjustments in our calculation of MFFO to more appropriately reflect the current economic impact of our in-place leases, while also providing investors with a useful supplemental metric that addresses core operating performance by removing rent we expect to receive in a future period or rent that was received in a prior period;

•
Amortization of above- and below-market leases.  Similar to depreciation and amortization of real estate assets and lease related costs that are excluded from FFO, GAAP implicitly assumes that the value of intangible lease assets and liabilities diminishes predictably over time and requires that these charges be recognized currently in revenue.  Since market lease rates in the aggregate have historically risen or fallen with local market conditions, management believes that by excluding these charges, MFFO provides useful supplemental information on the realized economics of the real estate; and

•
Acquisition fees and expenses. Prior to our early adoption of ASU No. 2017-01 on January 1, 2017, acquisition fees and expenses related to the acquisition of real estate were generally expensed. Although these amounts reduce net income, we exclude them from MFFO to more appropriately present the ongoing operating performance of our real estate investments on a comparative basis. Additionally, acquisition fees and expenses have been funded from the proceeds from our offerings and debt financings and not from our operations. We believe this exclusion is useful to investors as it allows investors to more accurately evaluate the sustainability of our operating performance.

Adjusted MFFO includes adjustments to reduce MFFO related to real estate taxes, property insurance and financing costs which are capitalized with respect to certain renovation projects.  We have included adjustments for the costs incurred necessary to bring these investments to their intended use, as these costs are recurring operating costs that are capitalized in accordance with GAAP and not reflected in our net income (loss), FFO and MFFO.
Our calculation of FFO, which we believe is consistent with the calculation of FFO as defined by NAREIT, is presented in the following table, along with our calculations of MFFO and Adjusted MFFO, for the three and six months ended June 30, 2017 and 2016 (in thousands). No conclusions or comparisons should be made from the presentation of these periods.

	For the Three Months Ended June 30,		For the Six Months Ended June 30,
	2017	2016	2017	2016
Net loss attributable to common stockholders	$(1,280)	$(810)	$(3,728)	$(2,903)
Depreciation of real estate assets	1,746	1,119	3,454	2,235
Amortization of lease-related costs	868	586	2,013	751
Adjustments for noncontrolling interests (1)	(172)	(104)	(368)	(215)
FFO attributable to common stockholders	1,162	791	1,371	(132)
Straight-line rent and amortization of above- and below-market leases	(157)	(173)	(340)	(174)
Amortization of discounts and closing costs	(19)	(17)	(38)	(34)
Unrealized losses on derivative instruments	23	10	73	42
Real estate acquisition fees to affiliate	—	1,341	—	1,341
Real estate acquisition fees and expenses	—	128	—	128
Adjustments for noncontrolling interests (1)	(5)	—	(11)	—
MFFO attributable to common stockholders	1,004	2,080	1,055	1,171
Other capitalized operating expenses (2)	(160)	(44)	(287)	(93)
Adjustments for noncontrolling interests - consolidated entity (1)	—	4	—	9
Adjusted MFFO attributable to common stockholders	$844	$2,040	$768	$1,087
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(1) Reflects adjustments to eliminate the noncontrolling interest holders’ share of the adjustments to convert our net income (loss) attributable to common stockholders to FFO, MFFO and Adjusted MFFO.
(2) Reflects real estate taxes, property insurance and financing costs that are capitalized with respect to certain renovation projects but excluding development projects. During the time in which we are incurring costs necessary to bring these investments to their intended use, certain normal recurring operating costs are capitalized in accordance with GAAP and not reflected in our net income (loss), FFO and MFFO.
FFO, MFFO and Adjusted MFFO may also be used to fund all or a portion of certain capitalizable items that are excluded from FFO, MFFO and Adjusted MFFO, such as tenant improvements, building improvements and deferred leasing costs. We expect FFO, MFFO and Adjusted MFFO to improve in future periods to the extent that we continue to lease up vacant space and acquire additional assets. We expect FFO, MFFO and Adjusted MFFO to increase as a result of acquisitions.
Organization and Offering Costs
Our organization and offering costs (other than selling commissions, dealer manager fees and the stockholder servicing fee) may be paid by our advisor, the dealer manager or their affiliates on our behalf or may be paid directly by us. These offering costs include all expenses incurred in connection with our offerings. Organization costs include all expenses incurred in connection with our formation, including but not limited to legal fees and other costs to incorporate.
During our private offering, there was no limit on the amount of organization and offering costs we could incur. As of June 30, 2017, we had recorded $1.0 million of offering costs (other than selling commissions and dealer manager fees) related to our private offering, all of which were initially paid by our advisor or its affiliates on our behalf and subsequently reimbursed by us. In addition, we paid $1.9 million in selling commissions and dealer manager fees related to our private offering.
During this offering, pursuant to the advisory agreement and dealer manager agreement, we are obligated to reimburse our advisor, the dealer manager or their affiliates, as applicable, for organization and other offering costs paid by them on behalf of us, provided that no reimbursements made by us to our advisor or the dealer manager may cause total organization and offering expenses incurred by us in connection with this offering (including selling commissions, dealer manager fees and the stockholder servicing fees) to exceed 15% of the aggregate gross proceeds from this offering as of the date of reimbursement. In addition, our advisor and its affiliates will reimburse us to the extent that the organization and other offering expenses (which exclude selling commissions, dealer manager fees and stockholder servicing fees) paid directly or reimbursed by us in connection with the primary portion of this offering, regardless of when incurred, exceed 1.0% of gross offering proceeds from the primary portion of this offering. The Advisor and its affiliates will be responsible for any organization and other offering expenses related to the primary portion of this offering to the extent they exceed 1.0% of gross proceeds from the primary portion of this offering as of the termination of the primary portion of this offering.

Through June 30, 2017, the Advisor and its affiliates had incurred organization and other offering costs (which exclude selling commissions dealer manager fees and stockholder servicing fees) on our behalf in connection with this offering of approximately $9.4 million. As of June 30, 2017, we had recorded $12.6 million in selling commissions and dealer manager fees and $1.0 million of stockholder servicing fees. As of June 30, 2017, we had recorded $2.0 million of other organization and offering expenses, which amount represent our maximum liability for organization and offering costs as of June 30, 2017 based on the 1.0% limitation described above.
Distributions
To maintain our qualification as a REIT, we must make aggregate annual distributions to our stockholders of at least 90% of our REIT taxable income (which is computed without regard to the dividends paid deduction or net capital gain and which does not necessarily equal net income as calculated in accordance with GAAP). If we meet the REIT qualification requirements, we generally will not be subject to federal income tax on the income that we distribute to our stockholders each year. In general, we anticipate making distributions to our stockholders of at least 100% of our REIT taxable income so that none of our income is subject to federal income tax. Our board of directors may authorize distributions in excess of those required for us to maintain REIT status depending on our financial condition and such other factors as our board of directors deems relevant.
Until we have fully invested the proceeds of this offering, and from time to time during our operational stage, we may not pay distributions solely from our cash flow from operating activities, in which case distributions may be paid in whole or in part from debt financing. Distributions declared, distributions paid and cash flow provided by operations were as follows for the first and second quarters of 2017 (in thousands, except per share amounts):

	Distributions Declared (1)	Distributions Declared Per Class A Share (1) (2)	Distributions Declared Per Class T Share (1) (2)	Distributions Paid (3)			Cash Flows Provided by Operations	Source of Cash Distributions Paid
Period				Cash	Reinvested	Total		Amount Paid from Cash Flows From Operating Activities/Percentage of Distributions Paid		Amount Paid from Borrowings/Percentage of Distributions Paid
First Quarter 2017	$852	$0.047	$0.024	$320	$501	$821	$457	$457	/56%	$364	/44%
Second Quarter 2017	960	0.048	0.024	357	583	940	338	338	/36%	602	/64%
	$1,812	$0.095	$0.048	$677	$1,084	$1,761	$795	$795		$966
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(1) Distributions for the period from January 1, 2017 through June 30, 2017 were based on daily record dates and were calculated at a rate of $0.00052548 per share per day.
(2) Assumes share was issued and outstanding each day that was a record date for distributions during the period presented.
(3) Distributions are paid on a monthly basis. Distributions for all record dates of a given month are paid on or about the first business day of the following month.
For the six months ended June 30, 2017, we paid aggregate distributions of $1.8 million, including $0.7 million distributions paid in cash and $1.1 million of distributions reinvested through our dividend reinvestment plan. Our net loss attributable to common stockholders for the six months ended June 30, 2017 was $3.7 million and cash flow provided by operations was $0.8 million. We funded our total distributions paid, which includes net cash distributions and dividends reinvested by stockholders, with $0.8 million of cash flow from operating activities and $1.0 million of debt financing. For purposes of determining the source of our distributions paid, we assume first that we use cash flow from operating activities from the relevant or prior periods to fund distribution payments.
From inception through June 30, 2017, we paid cumulative distributions of $5.5 million and our cumulative net loss during the same period was $14.8 million. To the extent that we pay distributions from sources other than our cash flow from operating activities, we will have less funds available for the acquisition of real estate investments, the overall return to our stockholders may be reduced and subsequent investors will experience dilution.
In addition, during the six months ended June 30, 2017, our board of directors declared stock dividends for each month based on a single record date at the end of each month in an amount that would equal a 2% annualized stock dividend per share of common stock if paid each month for a year.  Stock dividends are issued in the same class of shares as the shares for which such stockholder received the stock dividend.

Going forward we expect our board of directors to continue to authorize and declare cash distributions based on daily record dates and to pay these distributions on a monthly basis and during our offering stage to continue to authorize and declare stock dividends based on a single record date as of the end of the month, and to issue these dividends on a monthly basis. Cash distributions and stock dividends will be determined by our board of directors based on our financial condition and such other factors as our board of directors deems relevant. Our board of directors has not pre-established a percentage rate of return for stock dividends or cash distributions to stockholders. We have not established a minimum dividend or distribution level, and our charter does not require that we make dividends or distributions to our stockholders.
We expect that we will fund these cash distributions from interest income on our debt investments, rental and other income on our real property investments and to the extent we acquire investments with short maturities or investments that are close to maturity, we may fund distributions with the proceeds received at the maturity, payoff or settlement of those investments. We may also utilize strategic refinancings to fund cash distributions for investments that have appreciated in value after our acquisition. Generally, our distribution policy is not to pay cash distributions from sources other than cash flow from operations, investment activities and strategic financings. However, we may fund cash distributions from any source and there are no limits to the amount of distributions that we may pay from any source, including proceeds from this offering or the proceeds from the issuance of securities in the future, other third party borrowings, advances from our advisor or sponsors or from our advisor’s deferral of its fees under the advisory agreement. Distributions paid from sources other than current or accumulated earnings and profits may constitute a return of capital. From time to time, we may generate taxable income greater than our net income for financial reporting purposes, or our taxable income may be greater than our cash flow available for distribution to stockholders. In these situations we may make distributions in excess of our cash flow from operations, investment activities and strategic financings to satisfy the REIT distribution requirement. In such an event, we would look first to other third party borrowings to fund these distributions.
During the early stages of our operations and until our cash flows stabilize, our board of directors believes the declaration of stock dividends is in our best interest because it will allow us to focus on our investment strategy of investing in opportunistic real estate investments that may generate limited cash flow but have the potential for appreciation. These stock dividends may reflect in part an increase or anticipated increase in portfolio value to the extent our board of directors believes assets in our portfolio have appreciated or will appreciate in value after acquisition or after we have taken control of the assets. In addition, these stock dividends may reflect in part cash flow from operations. However, we can provide no assurances that our stock dividends will reflect appreciation in our portfolio or cash flow from operations. Unless our assets appreciate in an amount sufficient to offset the dilutive effect of any stock dividends, the return per share for later investors purchasing our stock will be below the return per share of earlier investors. With respect to any non-performing assets that we acquire, we believe that within a relatively short time after acquisition or taking control of such investments via foreclosure or deed-in-lieu proceedings, we will often experience an increase in their value. For example, in most instances, we bring financial stability to the property, which reduces uncertainty in the market and alleviates concerns regarding the property’s management, ownership and future. We also may have more capital available for investment in these properties than their prior owners and operators were willing to invest, and as such, we are able to invest in tenant improvements and capital expenditures with respect to such properties, which enables us to attract substantially increased interest from brokers and tenants.
Critical Accounting Policies
Our consolidated interim financial statements have been prepared in accordance with GAAP and in conjunction with the rules and regulations of the SEC. The preparation of our financial statements requires significant management judgments, assumptions and estimates about matters that are inherently uncertain. These judgments affect the reported amounts of assets and liabilities and our disclosure of contingent assets and liabilities as of the dates of the financial statements and the reported amounts of revenue and expenses during the reporting periods. With different estimates or assumptions, materially different amounts could be reported in our financial statements. Additionally, other companies may utilize different estimates that may impact the comparability of our results of operations to those of companies in similar businesses. A discussion of the accounting policies that management considers critical in that they involve significant management judgments, assumptions and estimates is included in our Annual Report on Form 10-K for the year ended December 31, 2016 filed with the SEC. There have been no significant changes to our policies during 2017.

KBS STRATEGIC OPPORTUNITY REIT II, INC.
CONSOLIDATED BALANCE SHEETS
(in thousands, except share and per share amounts)

	June 30, 2017	December 31, 2016
	(unaudited)
Assets
Real estate, net	$319,888	$317,323
Real estate loan receivable, net	3,480	3,442
Total real estate and real estate-related investments, net	323,368	320,765
Cash and cash equivalents	89,005	43,741
Restricted cash	3,154	3,385
Investment in unconsolidated entity	2,576	2,385
Rents and other receivables	1,806	2,388
Above-market leases, net	18	21
Prepaid expenses and other assets	8,482	10,529
Total assets	$428,409	$383,214
Liabilities and equity
Notes payable, net	$211,154	$208,581
Accounts payable and accrued liabilities	5,204	7,101
Due to affiliates	1,470	812
Distributions payable	325	274
Below-market leases, net	617	949
Other liabilities	3,874	3,408
Total liabilities	222,644	221,125
Commitments and contingencies (Note 11)
Redeemable common stock	2,903	2,121
Equity
KBS Strategic Opportunity REIT II, Inc. stockholders’ equity
Preferred stock, $.01 par value; 10,000,000 shares authorized, no shares issued and outstanding	—	—
Class A common stock, $.01 par value; 500,000,000 shares authorized, 15,682,257 and 14,074,793 shares issued and outstanding as of June 30, 2017 and December 31, 2016, respectively	157	140
Class T common stock, $.01 par value per share; 500,000,000 shares authorized, 10,176,395 and 6,046,591 issued and outstanding as of June 30, 2017 and December 31, 2016, respectively	102	61
Additional paid-in capital	226,684	176,021
Cumulative distributions and net losses	(35,582)	(27,817)
Accumulated other comprehensive income (loss)	80	(111)
Total KBS Strategic Opportunity REIT II, Inc. stockholders’ equity	191,441	148,294
Noncontrolling interests	11,421	11,674
Total equity	202,862	159,968
Total liabilities and equity	$428,409	$383,214
See accompanying condensed notes to consolidated financial statements.

KBS STRATEGIC OPPORTUNITY REIT II, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(unaudited)
(in thousands, except share and per share amounts)

	Three Months Ended June 30,		Six Months Ended June 30,
	2017	2016	2017	2016
Revenues:
Hotel revenues	$6,470	$8,318	$11,313	$11,965
Office revenues	1,782	1,058	3,606	1,397
Apartment revenues	1,699	—	3,438	—
Interest income from real estate loans receivable	101	99	200	197
Total revenues	10,052	9,475	18,557	13,559
Expenses:
Hotel expenses	4,788	4,943	9,032	8,309
Office expenses	597	260	1,177	339
Apartment expenses	862	—	1,698	—
Asset management fees to affiliate	577	299	1,081	549
Real estate acquisition fees and expenses to affiliate	—	1,341	—	1,341
Real estate acquisition fees and expenses	—	128	—	128
General and administrative expenses	772	722	1,346	1,420
Depreciation and amortization	2,614	1,705	5,467	2,986
Interest expense	1,834	783	3,544	1,448
Total expenses	12,044	10,181	23,345	16,520
Other income:
Other interest income	193	42	289	56
Equity in income of unconsolidated entity	13	—	26	—
Total other income	206	42	315	56
Net loss before income taxes	(1,786)	(664)	(4,473)	(2,905)
Income tax benefit	428	14	437	14
Net loss	(1,358)	(650)	(4,036)	(2,891)
Net loss (income) attributable to noncontrolling interests	78	(160)	308	(12)
Net loss attributable to common stockholders	$(1,280)	$(810)	$(3,728)	$(2,903)

Class A Common Stock:
Net loss attributable to common stockholders	$(651)	$(766)	$(2,143)	$(2,811)
Net loss per common share, basic and diluted	$(0.04)	$(0.06)	$(0.14)	$(0.24)
Weighted-average number of common shares outstanding, basic and diluted	15,291,906	12,397,983	14,945,140	11,840,753

Class T Common Stock:
Net loss attributable to common stockholders	$(629)	$(44)	$(1,585)	$(92)
Net loss per common share, basic and diluted	$(0.07)	$(0.10)	$(0.19)	$(0.28)
Weighted-average number of common shares outstanding, basic and diluted	9,552,601	462,426	8,356,064	334,476
See accompanying condensed notes to consolidated financial statements.

KBS STRATEGIC OPPORTUNITY REIT II, INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(unaudited)
(in thousands)

	Three Months Ended June 30,		Six Months Ended June 30,
	2017	2016	2017	2016
Net loss	$(1,358)	$(650)	$(4,036)	$(2,891)
Other comprehensive income:
Foreign currency translation gain	162	13	191	13
Total other comprehensive income	162	13	191	13
Total comprehensive loss	(1,196)	(637)	(3,845)	(2,878)
Total comprehensive (loss) income attributable to noncontrolling interests	78	(160)	308	(12)
Total comprehensive loss attributable to common stockholders	$(1,118)	$(797)	$(3,537)	$(2,890)
See accompanying condensed notes to consolidated financial statements.

KBS STRATEGIC OPPORTUNITY REIT II, INC.
CONSOLIDATED STATEMENTS OF EQUITY
For the Year Ended December 31, 2016 and the Six Months Ended June 30, 2017
(unaudited)
(dollars in thousands)

	Common Stock				Additional Paid-in Capital	Cumulative Distributions and Net Losses	Accumulated Other Comprehensive Income (Loss)	Total Stockholders’ Equity	Noncontrolling Interests	Total Equity
	Class A		Class T
	Shares	Amounts	Shares	Amounts
Balance, December 31, 2015	9,619,143	$96	—	$—	$79,622	$(13,266)	$—	$66,452	$4,290	$70,742
Net loss	—	—	—	—	—	(6,490)	—	(6,490)	(5)	(6,495)
Other comprehensive loss	—	—	—	—	—	—	(111)	(111)	—	(111)
Issuance of common stock	4,104,345	41	5,955,697	60	97,308	—	—	97,409	—	97,409
Stock distribution declared	422,829	4	90,894	1	5,095	(5,100)	—	—	—	—
Redemptions of common stock	(71,524)	(1)	—	—	(590)	—	—	(591)	—	(591)
Transfers to redeemable common stock	—	—	—	—	(1,029)	—	—	(1,029)	—	(1,029)
Distributions declared	—	—	—	—	—	(2,961)	—	(2,961)	—	(2,961)
Commissions on stock sales, dealer manager fees and stockholder servicing fees to affiliate	—	—	—	—	(6,213)	—	—	(6,213)	—	(6,213)
Reduction of other offering costs	—	—	—	—	1,828	—	—	1,828	—	1,828
Noncontrolling interests contributions	—	—	—	—	—	—	—	—	7,389	7,389
Balance, December 31, 2016	14,074,793	$140	6,046,591	$61	$176,021	$(27,817)	$(111)	$148,294	$11,674	$159,968
Net loss	—	—	—	—	—	(3,728)	—	(3,728)	(308)	(4,036)
Other comprehensive income	—	—	—	—	—	—	191	191	—	191
Issuance of common stock	1,488,917	15	4,055,977	41	53,364	—	—	53,420	—	53,420
Stock distribution declared	146,613	2	79,125	—	2,223	(2,225)	—	—	—	—
Redemptions of common stock	(28,066)	—	(5,298)	—	(302)	—	—	(302)	—	(302)
Transfers to redeemable common stock	—	—	—	—	(782)	—	—	(782)	—	(782)
Distributions declared	—	—	—	—	—	(1,812)	—	(1,812)	—	(1,812)
Commissions on stock sales, dealer manager fees and stockholder servicing fees to affiliate	—	—	—	—	(3,344)	—	—	(3,344)	—	(3,344)
Other offering costs	—	—	—	—	(496)	—	—	(496)	—	(496)
Noncontrolling interests contributions	—	—	—	—	—	—	—	—	80	80
Distributions to noncontrolling interests	—	—	—	—	—	—	—	—	(25)	(25)
Balance, June 30, 2017	15,682,257	$157	10,176,395	$102	$226,684	$(35,582)	$80	$191,441	$11,421	$202,862

See accompanying condensed notes to consolidated financial statements.

KBS STRATEGIC OPPORTUNITY REIT II, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Six Months Ended June 30, 2017 and 2016
(unaudited)
(in thousands)

	For the Six Months Ended June 30,
	2017	2016
Cash Flows from Operating Activities:
Net loss	$(4,036)	$(2,891)
Adjustment to reconcile net loss to net cash provided by operating activities
Equity in income of unconsolidated entity	(26)	—
Distribution of earnings from unconsolidated joint venture	26	—
Depreciation and amortization	5,467	2,986
Insurance proceeds received for repair and cleanup costs	2,368	—
Noncash interest income on real estate-related investment	(38)	(34)
Deferred rents	(11)	(86)
Bad debt expense	213	—
Amortization of above- and below-market leases, net	(329)	(88)
Amortization of deferred financing costs	384	243
Unrealized loss on derivative instruments	73	42
Changes in operating assets and liabilities:
Rents and other receivables	380	(1,389)
Prepaid expenses and other assets	(995)	(744)
Accounts payable and accrued liabilities	(3,104)	1,030
Due to affiliates	6	(4)
Other liabilities	417	1,518
Net cash provided by operating activities	795	583
Cash Flows from Investing Activities:
Acquisition of real estate	—	(51,341)
Improvements to real estate	(4,489)	(10,791)
Investment in unconsolidated entity	—	(2,352)
Payments for construction in progress	(2,325)	—
Proceeds from insurance claims	908	—
Net cash used in investing activities	(5,906)	(64,484)
Cash Flows from Financing Activities:
Proceeds from notes payable	1,951	42,140
Payments of deferred financing costs	(58)	(492)
Proceeds from issuance of common stock	52,336	33,364
Payments to redeem common stock	(302)	(19)
Payments of commissions on stock sales, dealer manager fees and stockholder servicing fees	(3,161)	(2,516)
Payments of other offering costs	—	(20)
Distributions paid	(677)	(183)
Noncontrolling interest contributions	80	215
Distributions to noncontrolling interest	(25)	—
Net cash provided by financing activities	50,144	72,489
Net increase in cash, cash equivalents and restricted cash	45,033	8,588
Cash, cash equivalents and restricted cash, beginning of period	47,126	25,366
Cash, cash equivalents and restricted cash, end of period	$92,159	$33,954
Supplemental Disclosure of Cash Flow Information:
Interest paid, net of capitalized interest of $1,710 and $72 for the six months ended June 30, 2017 and 2016, respectively	$2,595	$1,016
Supplemental Disclosure of Noncash Investing and Financing Activities:
Distributions paid to common stockholders through common stock issuances pursuant to the dividend reinvestment plan	$1,084	$286
Increase in accrued improvements to real estate	$158	$—
Increase in other offering costs due to affiliates	$496	$—
Increase in acquisition fees due to affiliates	$—	$203
Stock dividends issued	$2,225	$972
Increase in distributions payable	$51	$194
Foreign currency translation gain on investment in unconsolidated entity	$191	$13
Increase in construction in progress payable	$649	$—
See accompanying condensed notes to consolidated financial statements.

KBS STRATEGIC OPPORTUNITY REIT II, INC.
CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2017
(unaudited)

1.	ORGANIZATION
KBS Strategic Opportunity REIT II, Inc. (the “Company”) was formed on February 6, 2013 as a Maryland corporation that elected to be taxed as a real estate investment trust (“REIT”) beginning with the taxable year ended December 31, 2014 and intends to continue to operate in such a manner. The Company’s business is conducted through KBS Strategic Opportunity Limited Partnership II (the “Operating Partnership”), a Delaware limited partnership formed on February 7, 2013. The Company is the sole general partner of, and owns a 0.1% partnership interest in, the Operating Partnership. KBS Strategic Opportunity Holdings II LLC (“REIT Holdings”), a Delaware limited liability company formed on February 7, 2013, owns the remaining 99.9% partnership interest in the Operating Partnership and is the sole limited partner. The Company is the sole member and manager of REIT Holdings. The Company has three wholly owned taxable REIT subsidiaries (“TRS”), two of which lease the Company’s hotel properties and in turn contract with independent hotel management companies that manage the day-to-day operations of the Company’s hotels; the third consolidates the Company’s wholly owned TRSs.  The Company’s TRSs are subject to federal and state income tax at regular corporate tax rates.
Subject to certain restrictions and limitations, the business of the Company has been externally managed by KBS Capital Advisors LLC (the “Advisor”), an affiliate of the Company, since July 2013 pursuant to an advisory agreement (the “Advisory Agreement”). The Advisor conducts the Company’s operations and manages its portfolio of real estate loans, opportunistic real estate, and other real estate-related investments. The Advisor has entered into a sub-advisory agreement with STAM, a real estate operating company to provide real estate acquisition and portfolio management services to the Advisor in connection with any investments the Company may make in value-added real estate, distressed debt, and real estate-related investments in Europe. On July 3, 2013, the Company issued 21,739 shares of its common stock to the Advisor at a purchase price of $9.20 per share.
The Company expects to invest in and manage a diverse portfolio of opportunistic real estate, real estate-related loans, real estate-related debt securities and other real estate-related investments located in the United States and Europe. Such investments may include the acquisition of distressed debt, the origination and acquisition of mortgage, mezzanine, bridge and other real estate-related loans, investment in opportunistic real estate and investments in real estate-related debt securities such as residential and commercial mortgage-backed securities and collateralized debt obligations. The Company may also invest in entities that make similar investments. As of June 30, 2017, the Company had invested in two hotel properties, two office properties, one apartment building, an investment in an unconsolidated entity and one first mortgage loan. Additionally as of June 30, 2017, the Company had entered into a joint venture to develop one retail property, which is currently under construction.
From July 3, 2013 to August 11, 2014, the Company conducted a private placement offering (the “Private Offering”) exempt from registration under Regulation D of the Securities Act of 1933, as amended (the “Act”). The Company sold 3,619,851 shares of common stock for gross offering proceeds of $32.2 million in the Private Offering.
On November 14, 2013, the Company filed a registration statement on Form S-11 with the Securities and Exchange Commission (the “SEC”) to offer a maximum of 180,000,000 shares of common stock for sale to the public (the “Public Offering”), of which 100,000,000 shares were registered in a primary offering and 80,000,000 shares were registered to be sold under the Company’s dividend reinvestment plan. The SEC declared the Company’s registration statement effective on August 12, 2014. On February 11, 2016, the Company filed an amended registration statement on Form S-11 with the SEC to offer a second class of common stock designated as Class T shares and to designate its initially offered and outstanding common stock as Class A shares. Pursuant to the amended registration statement, the Company is offering to sell any combination of Class A and Class T shares in the Public Offering but in no event may the Company sell more than 180,000,000 of shares of its common stock pursuant to the Public Offering. The Company commenced offering Class T shares of common stock for sale to the public on February 17, 2016. KBS Capital Markets Group LLC (the “Dealer Manager”), an affiliate of the Advisor, serves as the dealer manager of the Public Offering pursuant to a dealer manager agreement originally dated August 12, 2014 and amended and restated February 17, 2016 (the “Dealer Manager Agreement”). Previously the Dealer Manager served as dealer manager for the Private Offering. The Dealer Manager is responsible for marketing the Company’s shares.
The Company’s board of directors has extended the closing date of the primary offering until the earlier of the sale of up to $650.0 million of shares, or the date the registration statement relating to the Company’s proposed follow-on offering (the “Follow-on Offering”) is declared effective by the SEC.

KBS STRATEGIC OPPORTUNITY REIT II, INC.
CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
June 30, 2017
(unaudited)

On August 10, 2017, the Company filed a registration statement on Form S-11 with the SEC to register the Follow-on Offering. Pursuant to the Follow-on Offering registration statement, the Company proposes to register up to $500.0 million of shares of common stock for sale to the public in the primary portion of the Follow-on Offering. The Company also expects to register up to $125.0 million of shares of common stock pursuant to the Company’s dividend reinvestment plan in the Follow-on Offering. The Company can give no assurance that it will commence or complete the Follow-on Offering.
On January 7, 2015, the Company broke escrow in the Public Offering and through June 30, 2017, the Company had sold 10,552,989 and 10,011,674 shares of Class A and Class T common stock, respectively, in the Public Offering for aggregate gross offering proceeds of $199.8 million, including 293,479 and 56,881 shares of Class A and Class T common stock, respectively, under its dividend reinvestment plan for aggregate gross offering proceeds of $3.3 million. Also as of June 30, 2017, the Company had redeemed 99,590 and 5,298 shares of Class A and Class T common stock, respectively, for $0.9 million.
On each of April 2, 2014 and July 31, 2014, the Company issued 120,106 shares of Class A common stock to Willowbrook Capital Group LLC, an entity owned and controlled by Keith D. Hall, one of the Company’s directors and the Company’s Chief Executive Officer, and Peter McMillan III, also one of the Company’s directors and the Company’s President, for $1.0 million. The Company issued these shares of common stock in a private transaction exempt from the registration requirements of the Act pursuant to Section 4(2) of the Act.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
There have been no significant changes to the Company’s accounting policies since it filed its audited financial statements in its Annual Report on Form 10-K for the year ended December 31, 2016, except for the adoption of ASU No. 2017-01 on January 1, 2017. For further information about the Company’s accounting policies, refer to the Company’s consolidated financial statements and notes thereto for the year ended December 31, 2016 included in the Company’s Annual Report on Form 10-K filed with the SEC.
Principles of Consolidation and Basis of Presentation
The accompanying unaudited consolidated financial statements and condensed notes thereto have been prepared in accordance with U.S. generally accepted accounting principles (“GAAP”) for interim financial information as contained within the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) and the rules and regulations of the SEC, including the instructions to Form 10-Q and Article 10 of Regulation S-X. Accordingly, the unaudited consolidated financial statements do not include all of the information and footnotes required by GAAP for audited financial statements. In the opinion of management, the financial statements for the unaudited interim periods presented include all adjustments, which are of a normal and recurring nature, necessary for a fair and consistent presentation of the results for such periods. Operating results for the three and six months ended June 30, 2017 are not necessarily indicative of the results that may be expected for the year ending December 31, 2017.
The consolidated financial statements include the accounts of the Company, REIT Holdings, the Operating Partnership and their direct and indirect wholly owned subsidiaries and joint ventures in which the Company has a controlling interest. All significant intercompany balances and transactions are eliminated in consolidation.
Use of Estimates
The preparation of the consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could materially differ from those estimates.
Reclassifications
Certain amounts in the Company’s prior period consolidated financial statements have been reclassified to conform to the current period presentation.  These reclassifications have not changed the results of operations of prior periods. During the year ended December 31, 2016, the Company elected to early adopt ASU No. 2016-18 (as defined below).  As a result, the Company no longer presents the changes within restricted cash in the consolidated statements of cash flows.  Instead, restricted cash is included with cash and cash equivalents when reconciling the beginning of period and end of period total amounts shown on the consolidated statements of cash flows.

KBS STRATEGIC OPPORTUNITY REIT II, INC.
CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
June 30, 2017
(unaudited)

Segments
The Company has invested in opportunistic real estate investments and originated a loan secured by a non-stabilized real estate asset. In general, the Company intends to hold its investments in opportunistic real estate and other real estate-related assets for capital appreciation. Traditional performance metrics of opportunistic real estate and other real estate-related assets may not be meaningful as these investments are generally non-stabilized and do not provide a consistent stream of interest income or rental revenue. These investments exhibit similar long-term financial performance and have similar economic characteristics. These investments typically involve a higher degree of risk and do not provide a constant stream of ongoing cash flows. As a result, the Company’s management views opportunistic real estate and other real estate-related assets as similar investments. Substantially all of its revenue and net income (loss) is from opportunistic real estate and other real estate-related assets, and therefore, the Company currently aggregates its operating segments into one reportable business segment. In addition, the Company has invested in a participating loan facility secured by a portfolio of light industrial properties located in Europe. However, based on the Company's investment portfolio and future investment focus, the Company does not believe that its investment in the European asset is a reportable segment.
Per Share Data
Basic net income (loss) per share of common stock is calculated by dividing net income (loss) attributable to common stockholders by the weighted-average number of shares of common stock issued and outstanding for each class of share outstanding during such period. Diluted net income (loss) per share of common stock equals basic net income (loss) per share of common stock as there were no potentially dilutive securities outstanding during the three and six months ended June 30, 2017 and 2016. For the purpose of determining the weighted-average number of shares outstanding, stock dividends issued are adjusted retroactively and treated as if they were issued and outstanding for all periods presented.
The Company’s board of directors has declared and issued stock dividends on shares of the Company’s common stock during the three and six months ended June 30, 2017 and 2016 as follows:

Three Months Ended June 30,	Amount Declared per Share Outstanding (1)	Total Shares Issued
2016	0.005001 shares	97,210
2017	0.005001 shares	121,213
_____________________
(1) Amount declared per share outstanding includes one-time stock dividends, quarterly dividends and monthly dividends and assumes each share was issued and outstanding for the entire periods presented. Stock dividends are issued in the same class of shares as the shares for which such stockholder received the stock dividend.

Six Months Ended June 30,	Amount Declared per Share Outstanding (1)	Total Shares Issued
2016	0.010001 shares	97,210
2017	0.010002 shares	225,738
_____________________
(1) Amount declared per share outstanding includes one-time stock dividends, quarterly dividends and monthly dividends and assumes each share was issued and outstanding for the entire periods presented. Stock dividends are issued in the same class of shares as the shares for which such stockholder received the stock dividend.
Until the Company established an estimated net asset value per share of common stock, for the purpose of calculating the dollar amount of the Class A and Class T stock dividends issued, the Company used the current Class A and Class T primary offering price in the Public Offering.

KBS STRATEGIC OPPORTUNITY REIT II, INC.
CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
June 30, 2017
(unaudited)

Cash distributions declared per share of Class A common stock were $0.048 and $0.095 for the three and six months ended June 30, 2017, respectively. Cash distributions declared per share of Class T common stock were $0.024 and $0.048 for the three and six months ended June 30, 2017, respectively. The declared rate of cash distributions for Class T Shares is different than the rate declared for the Class A Shares by an amount equivalent to any applicable daily stockholder servicing fees. Distributions declared per share of common stock assumes each share was issued and outstanding each day that was a record date during the three and six months ended June 30, 2017. Each day during the period from January 1, 2017 through June 30, 2017 was a record date for distributions. Distributions for this period were calculated based on stockholders of record each day during this period at a rate of (i) $0.00052548 per share per day less (ii) the applicable daily stockholder servicing fees accrued for and allocable to any class of common stock, divided by the  number of shares of common stock of such class outstanding as of the close of business on each respective record date.
Cash distributions declared per share of Class A common stock were $0.048 and $0.056 for the three and six months ended June 30, 2016, respectively. Cash distributions declared per share of Class T common stock were $0.024 for the three and six months ended June 30, 2016. The declared rate of cash distributions for Class T Shares is different than the rate declared for the Class A Shares by an amount equivalent to any applicable daily stockholder servicing fees. Distributions declared per share of common stock assumes each share was issued and outstanding each day that was a record date during the three and six months ended June 30, 2016. Each day during the period from March 1, 2016 through March 31, 2016 was a record date for distributions. Distributions for this period were calculated based on stockholders of record each day during this period at a rate of (i) $0.00026202 per share per day less (ii) the applicable daily stockholder servicing fees accrued for and allocable to any class of common stock, divided by the  number of shares of common stock of such class outstanding as of the close of business on each respective record date. Each day during the period from April 1, 2016 through June 30, 2016 was a record date for distributions. Distributions for this period were calculated based on stockholders of record each day during this period at a rate of (i) $0.00052404 per share per day less (ii) the applicable daily stockholder servicing fees accrued for and allocable to any class of common stock, divided by the  number of shares of common stock of such class outstanding as of the close of business on each respective record date. Given the distribution rate declared for the period and the applicable stockholder servicing fee for Class T shares of common stock, the Company did not pay cash distributions on shares of Class T common stock for record dates from March 1, 2016 to March 31, 2016.

KBS STRATEGIC OPPORTUNITY REIT II, INC.
CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
June 30, 2017
(unaudited)

In accordance with FASB ASC Topic 260-10-45, Earnings Per Share, the Company uses the two-class method to calculate earnings per share. Basic earnings per share is calculated based on dividends declared (“distributed earnings”) and the rights of common shares and participating securities in any undistributed earnings, which represents net income remaining after deduction of dividends declared during the period. The undistributed earnings are allocated to all outstanding common shares based on the relative percentage of each class of shares to the total number of outstanding shares. The Company does not have any participating securities outstanding other than Class A Common Stock and Class T Common stock during the periods presented.

	For the Three Months Ended June 30,		For the Six Months Ended June 30,
	2017	2016	2017	2016

Net loss attributable to common stockholders	$(1,280)	$(810)	$(3,728)	$(2,903)
Less: Class A Common Stock cash distributions declared	728	565	1,410	658
Less: Class T Common Stock cash distributions declared	232	6	402	5
Undistributed net loss attributable to common stockholders	$(2,240)	$(1,381)	$(5,540)	$(3,566)

Class A Common Stock:
Undistributed net loss attributable to common stockholders	$(1,379)	$(1,331)	$(3,553)	$(3,469)
Class A Common Stock cash distributions declared	728	565	1,410	658
Net loss attributable to Class A common stockholders	$(651)	$(766)	$(2,143)	$(2,811)
Net loss per common share, basic and diluted	$(0.04)	$(0.06)	$(0.14)	$(0.24)
Weighted-average number of common shares outstanding, basic and diluted	15,291,906	12,397,983	14,945,140	11,840,753

Class T Common Stock:
Undistributed net loss attributable to common stockholders	$(861)	$(50)	$(1,987)	$(97)
Class T Common Stock cash distributions declared	232	6	402	5
Net loss attributable to Class T common stockholders	$(629)	$(44)	$(1,585)	$(92)
Net loss per common share, basic and diluted	$(0.07)	$(0.10)	$(0.19)	$(0.28)
Weighted-average number of common shares outstanding, basic and diluted	9,552,601	462,426	8,356,064	334,476
Square Footage, Occupancy and Other Measures
 Any references to square footage, occupancy or annualized base rent are unaudited and outside the scope of the Company’s independent registered public accounting firm’s review of the Company’s financial statements in accordance with the standards of the United States Public Company Accounting Oversight Board.

KBS STRATEGIC OPPORTUNITY REIT II, INC.
CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
June 30, 2017
(unaudited)

Recently Issued Accounting Standards Updates
In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606) (“ASU No. 2014-09”). ASU No. 2014-09 requires an entity to recognize the revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods and services. ASU No. 2014-09 supersedes the revenue requirements in Revenue Recognition (Topic 605) and most industry-specific guidance throughout the Industry Topics of the Codification. ASU No. 2014-09 does not apply to lease contracts within the scope of Leases (Topic 840). ASU No. 2014-09 was to be effective for fiscal years, and interim periods within those years, beginning after December 15, 2016, and is to be applied retrospectively, with early application not permitted. In August 2015, the FASB issued ASU No. 2015-14, Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date (“ASU No. 2015-14”), which defers the effective date of ASU No. 2014-09 by one year. Early adoption is permitted but not before the original effective date. The Company is in the process of identifying the Company’s revenue streams that are impacted by the adoption of ASC 606. The Company has preliminarily identified revenues that may be impacted by this standard, which includes hotel revenues (comprised of room, food, beverage, convention services, and miscellaneous revenues), and other ancillary income earned at its properties. The Company’s revenues generated through leasing arrangements are excluded from this standard. The Company continues to evaluate the impact that the standard will have on its consolidated financial statements. The Company expects to adopt the standard using the modified retrospective approach, which requires a cumulative effect adjustment as of the date of the adoption.
In January 2016, the FASB issued ASU No. 2016-01, Financial Instruments - Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities (“ASU No. 2016-01”).  The amendments in ASU No. 2016-01 address certain aspects of recognition, measurement, presentation and disclosure of financial instruments.  ASU No. 2016-01 primarily affects accounting for equity investments and financial liabilities where the fair value option has been elected.  ASU No. 2016-01 also requires entities to present financial assets and financial liabilities separately, grouped by measurement category and form of financial asset in the balance sheet or in the accompanying notes to the financial statements.  ASU No. 2016-01 is effective for annual periods beginning after December 15, 2017, including interim periods within those fiscal years.  Early application of certain provisions of the standard is permitted for financial statements that have not been previously issued. The Company does not expect the adoption of ASU No. 2016-01 to have a significant impact on its financial statements.
In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842) (“ASU No. 2016-02”). The amendments in ASU No. 2016-02 change the existing accounting standards for lease accounting, including requiring lessees to recognize most leases on their balance sheets and making targeted changes to lessor accounting. ASU No. 2016-02 is effective for annual periods beginning after December 15, 2018, including interim periods within those fiscal years. Early adoption of ASU No. 2016-02 as of its issuance is permitted. The new leases standard requires a modified retrospective transition approach for all leases existing at, or entered into after, the date of initial application, with an option to use certain transition relief. The Company is currently evaluating the impact of adopting the new leases standard on its consolidated financial statements.

KBS STRATEGIC OPPORTUNITY REIT II, INC.
CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
June 30, 2017
(unaudited)

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses of Financial Instruments (“ASU No. 2016-13”).  ASU No. 2016-13 affects entities holding financial assets and net investments in leases that are not accounted for at fair value through net income.  The amendments in ASU No. 2016-13 require a financial asset (or a group of financial assets) measured at amortized cost basis to be presented at the net amount expected to be collected.  The allowance for credit losses is a valuation account that is deducted from the amortized cost basis of the financial asset(s) to present the net carrying value at the amount expected to be collected on the financial asset.  ASU No. 2016-13 also amends the impairment model for available-for-sale securities.  An entity will recognize an allowance for credit losses on available-for-sale debt securities as a contra-account to the amortized cost basis rather than as a direct reduction of the amortized cost basis of the investment, as is currently required.   ASU No. 2016-13 also requires new disclosures.  For financial assets measured at amortized cost, an entity will be required to disclose information about how it developed its allowance for credit losses, including changes in the factors that influenced management’s estimate of expected credit losses and the reasons for those changes.  For financing receivables and net investments in leases measured at amortized cost, an entity will be required to further disaggregate the information it currently discloses about the credit quality of these assets by year of the asset’s origination for as many as five annual periods. For available for sale securities, an entity will be required to provide a roll-forward of the allowance for credit losses and an aging analysis for securities that are past due.  ASU No. 2016-13 is effective for annual periods beginning after December 15, 2019, including interim periods within those fiscal years.  Early adoption is permitted for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years.  The Company is still evaluating the impact of adopting ASU No. 2016-13 on its financial statements, but does not expect the adoption of ASU No. 2016-13 to have a material impact on its financial statements.
In August 2016, the FASB issued ASU No. 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments (“ASU No. 2016-15”).  ASU No. 2016-15 is intended to reduce diversity in practice in how certain transactions are classified in the statement of cash flows.  The amendments in ASU No. 2016-15 provide guidance on eight specific cash flow issues, including the following that are or may be relevant to the Company: (a) Cash payments for debt prepayment or debt extinguishment costs should be classified as cash outflows for financing activities; (b) Cash payments relating to contingent consideration made soon after an acquisition’s consummation date (i.e., approximately three months or less) should be classified as cash outflows for investing activities. Payments made thereafter should be classified as cash outflows for financing activities up to the amount of the original contingent consideration liability. Payments made in excess of the amount of the original contingent consideration liability should be classified as cash outflows for operating activities; (c) Cash payments received from the settlement of insurance claims should be classified on the basis of the nature of the loss (or each component loss, if an entity receives a lump-sum settlement); (d) Relating to distributions received from equity method investments, ASU No. 2016-15 provides an accounting policy election for classifying distributions received from equity method investments. Such amounts can be classified using a (1) cumulative earnings approach, or (2) nature of distribution approach. Under the cumulative earnings approach, an investor would compare the distributions received to its cumulative equity method earnings since inception.  Any distributions received up to the amount of cumulative equity earnings would be considered a return on investment and classified in operating activities. Any excess distributions would be considered a return of investment and classified in investing activities. Alternatively, an investor can choose to classify the distributions based on the nature of activities of the investee that generated the distribution. If the necessary information is subsequently not available for an investee to determine the nature of the activities, the entity should use the cumulative earnings approach for that investee and report a change in accounting principle on a retrospective basis; (e) In the absence of specific guidance, an entity should classify each separately identifiable cash source and use on the basis of the nature of the underlying cash flows. For cash flows with aspects of more than one class that cannot be separated, the classification should be based on the activity that is likely to be the predominant source or use of cash flow.  ASU No. 2016-15 is effective for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years.  Early adoption is permitted, including adoption in an interim period.  The Company is still evaluating the impact of adopting ASU No. 2016-15 on its financial statements, but does not expect the adoption of ASU No. 2016-15 to have a material impact on its financial statements.

KBS STRATEGIC OPPORTUNITY REIT II, INC.
CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
June 30, 2017
(unaudited)

In November 2016, the FASB issued ASU No. 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash (“ASU No. 2016-18”). ASU No. 2016-18 requires that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, restricted cash and restricted cash equivalents.  Therefore, amounts generally described as restricted cash should be included with cash and cash equivalents when reconciling the beginning of period and end of period total amounts shown on the statement of cash flows.  ASU No. 2016-18 is effective for annual periods beginning after December 15, 2017, including interim periods within those fiscal years. The Company elected to early adopt ASU No. 2016-18 for the reporting period ending December 31, 2016 and was applied retrospectively. As a result of adoption of ASU No. 2016-18, the Company no longer presents the changes within restricted cash in the consolidated statements of cash flows.
In January 2017, the FASB issued ASU No. 2017-01, Business Combinations (Topic 805): Clarifying the Definition of a Business (“ASU No. 2017-01”) to add guidance to assist entities with evaluating whether transactions should be accounted for as acquisitions (or disposals) of assets or businesses.  ASU No. 2017-01 provides a screen to determine when an integrated set of assets and activities (collectively referred to as a “set”) is not a business. The screen requires that when substantially all of the fair value of the gross assets acquired (or disposed of) is concentrated in a single identifiable asset or a group of similar identifiable assets, the set is not a business.  If the screen is not met, ASU No. 2017-01 (1) requires that to be considered a business, a set must include, at a minimum, an input and a substantive process that together significantly contribute to the ability to create output and (2) remove the evaluation of whether a market participant could replace missing elements.  ASU No. 2017-01 provides a framework to assist entities in evaluating whether both an input and a substantive process are present. The framework includes two sets of criteria to consider that depend on whether a set has outputs.  Although outputs are not required for a set to be a business, outputs generally are a key element of a business; therefore, the FASB has developed more stringent criteria for sets without outputs.  ASU No. 2017-01 is effective for annual periods beginning after December 15, 2017, including interim periods within those fiscal years.  Early adoption is permitted.  The amendments can be applied to transactions occurring before the guidance was issued (January 5, 2017) as long as the applicable financial statements have not been issued.  The Company elected to early adopt ASU No. 2017-01 for the reporting period beginning January 1, 2017.  As a result of adoption of ASU No. 2017-01, the Company’s acquisitions of investment properties beginning January 1, 2017 could qualify as asset acquisitions (as opposed to business combinations).  Transaction costs associated with asset acquisitions are capitalized, while transaction costs associated with business combinations will continue to be expensed as incurred.

3.	REAL ESTATE
As of June 30, 2017, the Company’s real estate portfolio was composed of two hotel properties, two office properties and one apartment building. In addition, the Company has entered into a joint venture to develop one retail property, which is currently under construction. The following table summarizes the Company’s real estate as of June 30, 2017 and December 31, 2016 (in thousands):

	June 30, 2017	December 31, 2016
Land	$71,448	$71,448
Buildings and improvements	200,546	196,050
Construction in progress	53,781	50,452
Tenant origination and absorption costs	4,734	6,226
Total real estate, cost	330,509	324,176
Accumulated depreciation and amortization	(10,621)	(6,853)
Total real estate, net	$319,888	$317,323

KBS STRATEGIC OPPORTUNITY REIT II, INC.
CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
June 30, 2017
(unaudited)

The following table provides summary information regarding the Company’s real estate as of June 30, 2017 (in thousands):

Property	Date Acquired	City	State	Property Type	Land	Building and Improvements (1)	Tenant Origination and Absorption	Total Real Estate, at Cost	Accumulated Depreciation and Amortization	Total Real Estate, Net	Ownership %
Springmaid Beach Resort	12/30/2014	Myrtle Beach	SC	Hotel	$27,438	$28,967	$—	$56,405	$(2,988)	$53,417	90.0%
Q&C Hotel	12/17/2015	New Orleans	LA	Hotel	1,232	52,921	—	54,153	(2,750)	51,403	90.0%
2200 Paseo Verde	12/23/2015	Henderson	NV	Office	1,850	11,285	603	13,738	(805)	12,933	100.0%
Lincoln Court	05/20/2016	Campbell	CA	Office	14,706	33,626	4,131	52,463	(2,901)	49,562	100.0%
Lofts at NoHo Commons	11/16/2016	North Hollywood	CA	Apartment	26,222	73,747	—	99,969	(1,177)	98,792	90.0%
210 West 31st Street (2)	12/01/2016	New York	NY	Retail	—	53,781	—	53,781	—	53,781	80.0%
					$71,448	$254,327	$4,734	$330,509	$(10,621)	$319,888
_____________________
(1) Building and improvements includes construction in progress.
(2) The Company acquired the rights to a leasehold interest with respect to this property. The leasehold interest expires January 31, 2114.
Hotel Properties
As of June 30, 2017, the Company owned two hotel properties. The following table provides detail information regarding the Company's hotel revenues and expenses for the three and six months ended June 30, 2017 and 2016 (in thousands):

	Three Months Ended June 30,		Six Months Ended June 30,
	2017	2016	2017	2016
Hotel revenues:
Room	$4,736	6,124	$8,330	8,681
Food, beverage and convention services	1,002	1,059	1,754	1,553
Campground	278	269	550	532
Other	454	866	679	1,199
Hotel revenues	$6,470	$8,318	$11,313	$11,965

Hotel expenses:
Room	$1,182	1,453	$2,213	2,287
Food, beverage and convention services	836	820	1,513	1,346
General and administrative	581	639	1,147	1,106
Sales and marketing	764	392	1,368	783
Repairs and maintenance	454	456	896	860
Utilities	232	258	452	443
Property taxes and insurance	400	403	783	702
Other	339	522	660	782
Hotel expenses	$4,788	$4,943	$9,032	$8,309
Springmaid Beach Resort
Springmaid Beach Resort sustained significant damage from Hurricane Matthew in October 2016. Rooms have been and continue to be offline as of August 11, 2017. The pier was destroyed and certain restaurants and stores have been closed. The Company’s insurance policy provides coverage for property damage and business interruption subject to a deductible of up to 3% of replacement cost per incident. Based on management’s estimates, the Company recognized an estimated aggregate loss for the damaged assets' net book value of $3.7 million during the year ended December 31, 2016, which was reduced by $3.7 million of estimated insurance recovery since the Company determined that it was probable of receipt. While the Company's insurance recovery is subject to a deductible, the Company did not recognize a loss as the estimated insurance recovery based on fair value (or replacement cost) exceeds the net book value of the damaged assets plus the deductible amount, which is estimated to be approximately $2.5 million.

KBS STRATEGIC OPPORTUNITY REIT II, INC.
CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
June 30, 2017
(unaudited)

As of June 30, 2017 and December 31, 2016, the Company recorded a receivable of $3.3 million and $6.2 million, respectively, for estimated insurance recoveries as prepaid expenses and other assets on the accompanying consolidated balance sheets related to the damages mentioned above. During the six months ended June 30, 2017, the Company received $3.3 million of the estimated insurance recovery. In addition, the Company received $0.2 million of business interruption insurance recovery, which is included in hotel revenues on the accompanying consolidated statements of operations.
To the extent that insurance proceeds ultimately exceed the difference between replacement cost and net book value of the impaired assets, the post-hurricane costs incurred, and/or business interruption losses recognized, the excess will be reflected as income in the period those amounts are received or when receipt is deemed probable to occur.
Office Properties
As of June 30, 2017, the Company owned two office properties encompassing in the aggregate 183,347 rentable square feet which were 81% occupied. The following table provides detailed information regarding the Company's office revenues and expenses for the three and six months ended June 30, 2017 and 2016 (in thousands):

	Three Months Ended June 30,		Six Months Ended June 30,
	2017	2016	2017	2016
Office revenues:
Rental income	$1,716	$1,018	$3,466	$1,348
Tenant reimbursements and other income	66	40	140	49
Office revenues	$1,782	$1,058	$3,606	$1,397

Office expenses:
Operating, maintenance, and management	$405	$164	$796	$224
Real estate taxes and insurance	192	96	381	115
Office expenses	$597	$260	$1,177	$339
Operating Leases
The Company’s office properties are leased to tenants under operating leases for which the terms and expirations vary. As of June 30, 2017, the leases had remaining terms, excluding options to extend, of up to 7.8 years with a weighted-average remaining term of 2.5 years. Some of the leases may have provisions to extend the term of the lease, options for early termination for all or a part of the leased premises after paying a specified penalty, rights of first refusal to purchase the property at competitive market rates, and other terms and conditions as negotiated. The Company retains substantially all of the risks and benefits of ownership of the real estate assets leased to tenants. Generally, upon the execution of a lease, the Company requires a security deposit from the tenant in the form of a cash deposit and/or a letter of credit. The amount required as a security deposit varies depending upon the terms of the respective lease and the creditworthiness of the tenant, but generally is not a significant amount. Therefore, exposure to credit risk exists to the extent that a receivable from a tenant exceeds the amount of its security deposit. Security deposits received in cash related to office tenant leases are included in other liabilities in the accompanying consolidated balance sheets and totaled $0.6 million and $0.7 million as of June 30, 2017 and December 31, 2016, respectively.

KBS STRATEGIC OPPORTUNITY REIT II, INC.
CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
June 30, 2017
(unaudited)

As of June 30, 2017, the future minimum rental income from the Company’s office properties under its non-cancelable operating leases was as follows (in thousands):

July 1, 2017 through December 31, 2017	$2,907
2018	5,253
2019	3,925
2020	2,573
2021	1,786
Thereafter	3,195
$19,639
Apartment Property
As of June 30, 2017, the Company owned one apartment property with 292 units which was 88% occupied. The following table provides detailed information regarding the Company's apartment revenues and expenses for the three and six months ended June 30, 2017 (in thousands):

	Three Months Ended June 30, 2017	Six Months Ended June 30, 2017
Apartment revenues:
Rental income	$1,603	$3,218
Tenant reimbursements and other income	96	220
Apartment revenues	$1,699	$3,438

Apartment expenses:
Operating, maintenance, and management	$534	$1,021
Real estate taxes and insurance	328	677
Apartment expenses	$862	$1,698

4.	TENANT ORIGINATION AND ABSORPTION COSTS, ABOVE-MARKET LEASE ASSETS AND BELOW-MARKET LEASE LIABILITIES
As of June 30, 2017 and December 31, 2016, the Company’s tenant origination and absorption costs, above-market lease assets and below-market lease liabilities (excluding fully amortized assets and liabilities and accumulated amortization) were as follows (in thousands):

	Tenant Origination and Absorption Costs		Above-Market Lease Assets		Below-Market Lease Liabilities
	June 30, 2017	December 31, 2016	June 30, 2017	December 31, 2016	June 30, 2017	December 31, 2016
Cost	$4,734	$6,226	$27	$27	$(1,327)	$(1,445)
Accumulated Amortization	(1,773)	(1,553)	(9)	(6)	710	496
Net Amount	$2,961	$4,673	$18	$21	$(617)	$(949)

KBS STRATEGIC OPPORTUNITY REIT II, INC.
CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
June 30, 2017
(unaudited)

Increases (decreases) in net income as a result of amortization of the Company’s tenant origination and absorption costs, above-market lease assets and below-market lease liabilities for the three and six months ended June 30, 2017 and 2016 were as follows (in thousands):

	Tenant Origination and Absorption Costs		Above-Market Lease Assets		Below-Market Lease Liabilities
	For the Three Months Ended June 30,		For the Three Months Ended June 30,		For the Three Months Ended June 30,
	2017	2016	2017	2016	2017	2016
Amortization	$(716)	$(361)	$(1)	$(6)	$158	$100

	Tenant Origination and Absorption Costs		Above-Market Lease Assets		Below-Market Lease Liabilities
	For the Six Months Ended June 30,		For the Six Months Ended June 30,		For the Six Months Ended June 30,
	2017	2016	2017	2016	2017	2016
Amortization	$(1,713)	$(428)	$(3)	$(12)	$332	$100
Additionally, as of June 30, 2017 and December 31, 2016, the Company had recorded unamortized housing subsidy intangible asset which is included in prepaid expenses and other assets in the accompanying balance sheets, of $2.5 million, which is amortized on a straight line basis over 31.8 years. During the three and six months ended June 30, 2017, the Company recorded amortization expense of $20,000 and $40,000, respectively, related to the housing subsidy intangible asset.

5.	REAL ESTATE LOAN RECEIVABLE
As of June 30, 2017 and December 31, 2016, the Company had originated one real estate loan receivable as follows (in thousands):

Loan Name Location of Related Property or Collateral	Date Originated	Property Type	Loan Type	Outstanding Principal Balance as of June 30, 2017	Book Value as of June 30, 2017 (1)	Book Value as of December 31, 2016 (1)	Contractual Interest Rate (2)	Annualized Effective Interest Rate (2)	Maturity Date
655 Summer Street First Mortgage
Boston, Massachusetts	09/04/2014	Office	Mortgage	$3,500	$3,480	$3,442	9.25%	11.68%	10/01/2017
_____________________
(1) Book value of the real estate loan receivable represents outstanding principal balance adjusted for unamortized origination fees and direct origination and acquisition costs.
(2) Contractual interest rate is the stated interest rate on the face of the loan. Annualized effective interest rate is calculated as the actual interest income recognized in 2017, using the interest method annualized (if applicable) and divided by the average amortized cost basis of the investment. The annualized effective interest rate and contractual interest rate presented are as of June 30, 2017.
The following summarizes the activity related to the real estate loan receivable for the six months ended June 30, 2017 (in thousands):

Real estate loan receivable - December 31, 2016	$3,442
Amortization of closing costs and origination fees on real estate loan receivable	38
Real estate loan receivable - June 30, 2017	$3,480

KBS STRATEGIC OPPORTUNITY REIT II, INC.
CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
June 30, 2017
(unaudited)

For the three and six months ended June 30, 2017 and 2016, interest income from the real estate loan receivable consisted of the following (in thousands):

	For the Three Months Ended June 30,		For the Six Months Ended June 30,
	2017	2016	2017	2016
Contractual interest income	$82	$82	$162	$163
Amortization of closing costs and origination fees, net	19	17	38	34
Interest income from real estate loan receivable	$101	$99	$200	$197

6.	INVESTMENT IN UNCONSOLIDATED ENTITY
On June 28, 2016, the Company originated a participating loan facility in an amount up to €2.6 million ($2.9 million at closing). The Company funded approximately €2.1 million ($2.3 million at closing). The proceeds were used by STAM to fund a 5% general partner interest in a joint venture acquiring a portfolio of light industrial properties located throughout France. The total acquisition cost of the portfolio was approximately €95.5 million ($105.6 million at closing). Under the terms of the participating loan facility, the Company participates in the expected residual profits of the portfolio and the terms are structured in a manner such that the risks and rewards of the arrangement are similar to those associated with an investment in a real estate joint venture. Accordingly, the participating loan facility is accounted for under the equity method of accounting. In addition to the amount funded at closing, the Company also capitalized an additional $0.2 million of acquisition costs and fees. During the three and six months ended June 30, 2017, the Company recognized $13,000 and $26,000, respectively, of income with respect to this investment.

7.	NOTES PAYABLE
As of June 30, 2017 and December 31, 2016, the Company’s notes payable consisted of the following (in thousands):

	Book Value as of June 30, 2017	Book Value as of December 31, 2016	Contractual Interest Rate (1)	Effective Interest Rate (1)	Payment Type	Maturity Date
Springmaid Beach Resort Mortgage Loan	$38,000	$38,000	One-month LIBOR + 3.00%	4.05%	Interest Only	12/30/2017
Q&C Hotel Mortgage Loan	28,330	28,330	One-month LIBOR + 3.25%	4.30%	Interest Only (2)	12/17/2018
2200 Paseo Verde Mortgage Loan (3)	7,947	7,430	One-month LIBOR + 2.25%	3.30%	Interest Only (3)	07/01/2020
Lincoln Court Mortgage Loan	33,500	33,500	One-month LIBOR + 1.75%	2.98%	Interest Only	06/01/2020
Lofts at NoHo Commons Mortgage Loan	72,100	72,100	One-month LIBOR + 2.66%	3.72%	Interest Only	12/01/2019
210 West 31st Street Mortgage Loan (4)	34,084	32,650	One-month LIBOR + 5.50%	6.55%	Interest Only	12/01/2019
Total notes payable principal outstanding	213,961	212,010
Deferred financing costs, net	(2,807)	(3,429)
Total notes payable, net	$211,154	$208,581
_____________________
(1) Contractual interest rate represents the interest rate in effect under the loan as of June 30, 2017. Effective interest rate is calculated as the actual interest rate in effect as of June 30, 2017 (consisting of the contractual interest rate, contractual floor rates and the effects of interest rate caps, if applicable), using interest rate indices at June 30, 2017, where applicable.
(2) Beginning February 1, 2018, monthly payments also include principal amortization payments of $55,000 per month, unless certain conditions described in the loan documents are satisfied.
(3) As of June 30, 2017, $7.9 million had been disbursed to the Company and up to $1.6 million is available for future disbursements to be used for tenant improvement costs, capital improvements costs and leasing commissions, subject to certain terms and conditions contained in the loan documents. Beginning August 1, 2019, monthly payments include principal amortization payments of $10,000 per month.
(4) As of June 30, 2017, $34.1 million had been disbursed to the Company and up to $13.0 million is available for future disbursements to be used for capital improvement costs, tenant improvement costs, leasing commissions and operating/interest shortfall, subject to certain terms and conditions contained in the loan documents.

KBS STRATEGIC OPPORTUNITY REIT II, INC.
CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
June 30, 2017
(unaudited)

During the three and six months ended June 30, 2017, the Company incurred $1.8 million and $3.5 million, respectively, of interest expense. Included in interest expense for the three and six months ended June 30, 2017 was $0.4 million and $0.8 million, respectively, of amortization of deferred financing costs. Interest expense incurred as a result of the Company’s interest rate cap agreement was $23,000 and $73,000 for the three and six months ended June 30, 2017, respectively. Additionally, during the three and six months ended June 30, 2017, the Company capitalized $0.9 million and $1.7 million, respectively, of interest related to its redevelopment projects at 210 West 31st Street and Springmaid Beach Resort. During the three and six months ended June 30, 2016, the Company incurred $0.8 million and $1.4 million, respectively, of interest expense. Included in interest expense for the three and six months ended June 30, 2016 was $0.1 million and $0.2 million, respectively, of amortization of deferred financing costs. Interest expense incurred as a result of the Company’s interest rate cap agreement was $9,000 and $42,000 for the three and six months ended June 30, 2016, respectively. Additionally, during the three and six months ended June 30, 2016, the Company capitalized $41,000 and $72,000, respectively, of interest related to its redevelopment projects at Springmaid Beach Resort. As of June 30, 2017 and December 31, 2016, the Company’s deferred financing costs were $2.8 million and $3.4 million, net of amortization, respectively, and are included in notes payable, net on the accompanying consolidated balance sheets. As of June 30, 2017 and December 31, 2016, the Company’s interest payable was $0.7 million.
The following is a schedule of maturities, including principal amortization payments, for all notes payable outstanding as of June 30, 2017 (in thousands):

July 1, 2017 through December 31, 2017	$38,000
2018	28,330
2019	106,234
2020	41,397
$213,961
The Company’s notes payable contain financial and non-financial debt covenants. As of June 30, 2017, the Company was in compliance with all debt covenants.
The Company’s note payable with respect to the Springmaid Beach Resort Mortgage Loan requires the Company to maintain a minimum working capital reserve in an amount sufficient to fund the working capital requirements of the Springmaid Beach Resort through the off-peak season, which amount shall be reduced by any amounts for working capital reserved by the third-party hotel operator. In addition, until certain renovations are complete, the loan documents impose a “cash trap” which restricts the use of accumulated cash from the Springmaid Beach Resort to the payment of working capital shortfalls, renovation expenditures and distributions required to satisfy the Company’s REIT requirements. The working capital reserve was included in restricted cash on the accompanying consolidated balance sheets.

8.	DERIVATIVE INSTRUMENTS
The Company enters into derivative instruments for risk management purposes to hedge its exposure to cash flow variability caused by changing interest rates. The primary goal of the Company’s risk management practices related to interest rate risk is to prevent changes in interest rates from adversely impacting the Company’s ability to achieve its investment return objectives. The Company does not enter into the derivatives for speculative purposes.
The Company enters into interest rate caps to mitigate its exposure to rising interest rates on its variable rate notes payable. The values of interest rate caps are primarily impacted by interest rates, market expectations about interest rates, and the remaining life of the instrument. In general, increases in interest rates, or anticipated increases in interest rates, will increase the value of interest rate caps. As the remaining life of an interest rate cap decreases, the value of the instrument will generally decrease towards zero.

KBS STRATEGIC OPPORTUNITY REIT II, INC.
CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
June 30, 2017
(unaudited)

As of June 30, 2017 and December 31, 2016, the Company had three interest rate caps outstanding, which were not designated as hedging instruments. The following table summarizes the notional amount and other information related to the Company’s derivative instruments as of June 30, 2017 and December 31, 2016. The notional amount is an indication of the extent of the Company’s involvement in each instrument at that time, but does not represent exposure to credit, interest rate or market risks (dollars in thousands):

					Fair Value of Asset
Derivative Instruments	Effective Date	Maturity Date	Notional Value	Reference Rate	June 30, 2017	December 31, 2016	Balance Sheet Location
Interest Rate Cap	12/29/2014	01/01/2018	$26,000	One-month LIBOR at 3.00%	$—	$—	Prepaid expenses and other assets
Interest Rate Cap	12/15/2015	12/23/2018	$28,330	One-month LIBOR at 3.00%	—	6	Prepaid expenses and other assets
Interest Rate Cap	12/01/2016	12/01/2019	$47,110	One-month LIBOR at 3.00%	22	89	Prepaid expenses and other assets
Total Derivative Instruments not designated as hedging instruments					$22	$95
During the three and six months ended June 30, 2017, the Company recorded an unrealized loss of $23,000 and $73,000, respectively, on derivative instruments, which is included in interest expense on the accompanying consolidated statements of operations. During the three and six months ended June 30, 2016, the Company recorded an unrealized loss of $9,000 and $42,000, respectively, on derivative instruments, which is included in interest expense on the accompanying consolidated statements of operations.

9.	FAIR VALUE DISCLOSURES
Under GAAP, the Company is required to measure certain financial instruments at fair value on a recurring basis. In addition, the Company is required to measure other non-financial and financial assets at fair value on a non-recurring basis (e.g., carrying value of impaired real estate loans receivable and long-lived assets). Fair value is defined as the price that would be received upon the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The GAAP fair value framework uses a three-tiered approach. Fair value measurements are classified and disclosed in one of the following three categories:

•	Level 1: unadjusted quoted prices in active markets that are accessible at the measurement date for identical assets or liabilities;

•
Level 2: quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model‑derived valuations in which significant inputs and significant value drivers are observable in active markets; and

•	Level 3: prices or valuation techniques where little or no market data is available that requires inputs that are both significant to the fair value measurement and unobservable.
The fair value for certain financial instruments is derived using a combination of market quotes, pricing models and other valuation techniques that involve significant management judgment. The price transparency of financial instruments is a key determinant of the degree of judgment involved in determining the fair value of the Company’s financial instruments. Financial instruments for which actively quoted prices or pricing parameters are available and for which markets contain orderly transactions will generally have a higher degree of price transparency than financial instruments for which markets are inactive or consist of non-orderly trades. The Company evaluates several factors when determining if a market is inactive or when market transactions are not orderly. The following is a summary of the methods and assumptions used by management in estimating the fair value of each class of assets and liabilities for which it is practicable to estimate the fair value:
Cash and cash equivalents, restricted cash, rent and other receivables and accounts payable and accrued liabilities: These balances approximate their fair values due to the short maturities of these items.

KBS STRATEGIC OPPORTUNITY REIT II, INC.
CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
June 30, 2017
(unaudited)

Real estate loan receivable: The Company’s real estate loan receivable is presented in the accompanying consolidated balance sheets at its amortized cost net of recorded loan loss reserves (if any) and not at fair value. The fair value of real estate loan receivable was estimated using an internal valuation model that considered the expected cash flows for the loan, underlying collateral value (for collateral-dependent loans) and estimated yield requirements of institutional investors for loans with similar characteristics, including remaining loan term, loan-to-value, type of collateral and other credit enhancements. The Company classifies these inputs as Level 3 inputs.
Derivative instruments: The Company’s derivative instruments are presented at fair value on the accompanying consolidated balance sheets. The valuation of these instruments are determined using a proprietary model that utilizes observable inputs. As such, the Company classifies these inputs as Level 2 inputs. The proprietary model uses the contractual terms of the derivatives, including the period to maturity, as well as observable market-based inputs, including interest rate curves and volatility. The fair value of interest rate caps (floors) are determined using the market standard methodology of discounting the future expected cash payments (receipts) which would occur if variable interest rates rise above (below) the strike rate of the caps (floors). The variable interest rates used in the calculation of projected payments (receipts) on the cap (floor) are based on an expectation of future interest rates derived from observed market interest rate curves and volatilities.
Notes payable: The fair value of the Company’s notes payable are estimated using a discounted cash flow analysis based on management’s estimates of current market interest rates for instruments with similar characteristics, including remaining loan term, loan-to-value ratio, type of collateral and other credit enhancements. Additionally, when determining the fair value of liabilities in circumstances in which a quoted price in an active market for an identical liability is not available, the Company measures fair value using (i) a valuation technique that uses the quoted price of the identical liability when traded as an asset or quoted prices for similar liabilities or similar liabilities when traded as assets or (ii) another valuation technique that is consistent with the principles of fair value measurement, such as the income approach or the market approach. The Company classifies these inputs as Level 3 inputs.
The following were the face value, carrying amount and fair value of the Company’s financial instruments as of June 30, 2017 and December 31, 2016, which carrying amounts do not approximate the fair values (in thousands):

	June 30, 2017			December 31, 2016
	Face Value	Carrying Amount	Fair Value	Face Value	Carrying Amount	Fair Value
Financial asset:
Real estate loan receivable	$3,500	$3,480	$3,469	$3,500	$3,442	$3,401
Financial liability:
Notes payable	$213,961	$211,154	$214,045	$212,010	$208,581	$211,565
Disclosure of the fair value of financial instruments is based on pertinent information available to the Company as of the period end and requires a significant amount of judgment. Despite increased capital market and credit market activity, transaction volume for certain financial instruments remains relatively low. This has made the estimation of fair values difficult and, therefore, both the actual results and the Company’s estimate of value at a future date could be materially different.
As of June 30, 2017, the Company measured the following assets at fair value (in thousands):

		Fair Value Measurements Using
	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Recurring Basis:
Asset derivatives - interest rate caps	$22	$—	$22	$—

KBS STRATEGIC OPPORTUNITY REIT II, INC.
CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
June 30, 2017
(unaudited)

10.	RELATED PARTY TRANSACTIONS
The Company has entered into the Advisory Agreement with the Advisor and dealer manager agreements with the Dealer Manager, with respect to the Private Offering and the Public Offering. These agreements entitle the Advisor and the Dealer Manager to specified fees upon the provision of certain offering-related services and the investment of funds in real estate-related investments, among other services, as well as reimbursement of organization and offering costs incurred by the Advisor and the Dealer Manager on behalf of the Company and certain costs incurred by the Advisor in providing services to the Company. In addition, the Advisor is entitled to certain other fees, including an incentive fee upon achieving certain performance goals, as described in the Advisory Agreement. The Advisor also serves as the advisor for KBS Real Estate Investment Trust, Inc. (“KBS REIT I”), KBS Real Estate Investment Trust II, Inc. (“KBS REIT II”), KBS Real Estate Investment Trust III, Inc. (“KBS REIT III”), KBS Legacy Partners Apartment REIT, Inc. (“KBS Legacy Partners Apartment REIT”), KBS Strategic Opportunity REIT, Inc. (“KBS Strategic Opportunity REIT”) and KBS Growth & Income REIT, Inc. (“KBS Growth & Income REIT”). The Dealer Manager also serves as the dealer manager for the KBS dividend reinvestment plan offerings for KBS Strategic Opportunity REIT, KBS Legacy Partners Apartment REIT, KBS REIT III and KBS Growth & Income REIT.
On January 6, 2014, the Company, together with KBS REIT I, KBS REIT II, KBS REIT III, KBS Legacy Partners Apartment REIT, KBS Strategic Opportunity REIT, the Dealer Manager, the Advisor and other KBS-affiliated entities, entered into an errors and omissions and directors and officers liability insurance program where the lower tiers of coverage are shared. The cost of these lower tiers is allocated by the Advisor and its insurance broker among each of the various entities covered by the plan, and is billed directly to each entity. The allocation of these shared coverage costs is proportionate to the pricing by the insurance marketplace for the first tiers of directors and officers liability coverage purchased individually by each REIT. The Advisor’s and the Dealer Manager’s portion of the shared lower tiers’ cost is proportionate to the respective entities’ prior cost for the errors and omissions insurance. In June 2015, KBS Growth & Income REIT was added to the insurance program at terms similar to those described above. In June 2017, the Company renewed its participation in the program, and the program is effective through June 30, 2018. As KBS REIT I is implementing its plan of liquidation, at renewal in June 2017, KBS REIT I elected to cease participation in the program and obtain separate insurance coverage.
During the three and six months ended June 30, 2017 and 2016, no other business transactions occurred between the Company and these other KBS-sponsored programs.
The Advisory Agreement has a one-year term that expires August 12, 2017. On August 10, 2017, the Conflicts Committee of the board of directors approved the renewal of the agreement for an additional one year term following its expiration in August 12, 2017. The Company may terminate the Advisory Agreement on 60 days’ written notice. The Advisor in its sole discretion may defer any fee payable to it under the Advisory Agreement. All or any portion of such fee not taken may be deferred without interest and paid when the Advisor determines.

KBS STRATEGIC OPPORTUNITY REIT II, INC.
CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
June 30, 2017
(unaudited)

Pursuant to the terms of these agreements, summarized below are the related-party costs incurred by the Company for the three and six months ended June 30, 2017 and 2016, respectively, and any related amounts payable as of June 30, 2017 and December 31, 2016 (in thousands):

	Incurred				Payable as of
	Three Months Ended June 30,		Six Months Ended June 30,		June 30, 2017	December 31, 2016
	2017	2016	2017	2016
Expensed
Asset management fees	577	299	1,081	549	21	—
Reimbursable operating expenses (1)	71	130	174	262	22	37
Real estate acquisition fee (2)	—	1,341	—	1,341	—	—
Capitalized
Acquisition fees (2)	9	124	25	203	—	27
Asset management fees	—	—	67	—	—	—
Additional Paid-in Capital
Sales commissions	759	630	1,761	1,734	—	—
Dealer manager fees	437	306	1,047	782	—	—
Stockholder servicing fees (3)	432	6	536	6	557	374
Reimbursable other offering costs (4)	185	4	496	20	870	374
	$2,470	$2,840	$5,187	$4,897	$1,470	$812
_____________________
(1) Reimbursable operating expenses primarily consists of internal audit personnel costs, accounting software and cyber-security related expenses incurred by the Advisor under the Advisory Agreement. The Company has reimbursed the Advisor for the Company’s allocable portion of the salaries, benefits and overhead of internal audit department personnel providing services to the Company. The Advisor may seek reimbursement for certain employee costs under the Advisory Agreement. These amounts totaled $71,000 and $170,000 for the three and six months ended June 30, 2017, respectively, and $126,000 and $258,000 for the three and six months ended June 30, 2016, respectively, and were the only employee costs reimbursed under the Advisory Agreement for the three and six months ended June 30, 2017 and 2016. The Company will not reimburse for employee costs in connection with services for which the Advisor earns acquisition or origination fees or disposition fees (other than reimbursement of travel and communication expenses) or for the salaries or benefits the Advisor or its affiliates may pay to the Company’s executive officers. In addition to the amounts above, the Company reimburses the Advisor for certain of the Company's direct costs incurred from third parties that were initially paid by the Advisor on behalf of the Company.
(2) Prior to the adoption of ASU No. 2017-01 on January 1, 2017, acquisition fees related to investment properties were expensed at the time of acquisition. Acquisition fees on investment in unconsolidated entities are capitalized into the cost basis of the investment. Acquisition fees on significant capital expenditures related to the development, construction or improvement of the investment budgeted as of the date of acquisition are capitalized.
(3) Reflects the estimated amount of the stockholder servicing fee payable based on the terms of the Class T Shares.
(4) See "Other Offering Costs" below.
Other Offering Costs
Organization and offering costs (other than selling commissions, dealer manager fees and the stockholder servicing fee) of the Company may be paid by the Advisor, the Dealer Manager or their affiliates on behalf of the Company or may be paid directly by the Company. These offering costs include all expenses incurred by the Company in connection with the Private Offering and the Public Offering. Organization costs include all expenses incurred by the Company in connection with the formation of the Company, including but not limited to legal fees and other costs to incorporate the Company.
During the Private Offering, there was no limit on the amount of organization and offering costs the Company could incur. As of June 30, 2017, the Company had recorded $1.0 million of offering costs (other than selling commissions and dealer manager fees) related to the Private Offering, all of which was initially paid by the Advisor or its affiliates on behalf of the Company and subsequently reimbursed by the Company. In addition, the Company paid $1.9 million in selling commissions and dealer manager fees related to the Private Offering.

KBS STRATEGIC OPPORTUNITY REIT II, INC.
CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
June 30, 2017
(unaudited)

During the Public Offering, pursuant to the Advisory Agreement and the Dealer Manager Agreement, the Company is obligated to reimburse the Advisor, the Dealer Manager or their affiliates, as applicable, for organization and other offering costs paid by them on behalf of the Company, provided that no reimbursements made by the Company to the Advisor or the Dealer Manager may cause total organization and offering expenses incurred by the Company in connection with the Public Offering (including selling commissions, dealer manager fees and the stockholder servicing fee) to exceed 15% of the aggregate gross proceeds from the Public Offering as of the date of reimbursement. In addition, the Advisor and its affiliates will reimburse the Company to the extent that the organization and other offering expenses (which exclude selling commissions, dealer manager fees and stockholder servicing fees) paid directly or reimbursed by the Company in connection with the primary portion of the Public Offering, regardless of when incurred, exceed 1.0% of gross offering proceeds from the primary portion of the Public Offering. The Advisor and its affiliates will be responsible for any organization and other offering expenses related to the primary portion of the Public Offering to the extent they exceed 1.0% of gross proceeds from the primary portion of the Public Offering.
Through June 30, 2017, the Advisor and its affiliates had incurred organization and other offering costs (which exclude selling commissions dealer manager fees and stockholder servicing fees) on the Company’s behalf in connection with the Public Offering of approximately $9.4 million. As of June 30, 2017, the Company had recorded $12.6 million in selling commissions and dealer manager fees and $1.0 million of stockholder servicing fees. As of June 30, 2017, the Company had recorded $2.0 million of other organization and offering expenses, which amounts represent the Company’s maximum liability for organization and other offering costs as of June 30, 2017 based on the 1.0% limitation described above.

11.	COMMITMENTS AND CONTINGENCIES
Management Agreement
Springmaid Beach Resort
The consolidated joint venture entity through which the Company leases the operations for Springmaid Beach Resort has entered into a management agreement with Doubletree Management LLC, an independent third-party hotel operator (the “Operator”) pursuant to which the Operator will manage and operate the Springmaid Beach Resort. The hotel was branded a DoubleTree by Hilton in September 2016 (the "Brand Commencement Date").
Pursuant to the management agreement the Operator will receive the following fees:

•
a base fee, which is a percentage of total operating revenue that starts at 2.5% and increases to 2.75% in the second year following the Brand Commencement Date and further increases in the third year following the Brand Commencement Date and thereafter to 3.0%;

•	a campground area management fee, which is 2% of any campground revenue;

•	an incentive fee, which is 15% of operating cash flow (after deduction for capital renewals reserve and the joint venture owner’s priority, which is 12% of the joint venture owner’s total investment);

•	an additional services fee in the amount reasonably determined by the Operator from time to time; and

•	a brand services fee in the amount of 4% of total rooms revenue, and an other brand services fee in an amount determined by the Operator from time to time.
The management agreement contains specific standards for the operation and maintenance of the hotel, which allows the Operator to maintain uniformity in the system created by the Operator’s franchise. Such standards generally regulate the appearance of the hotel, quality and type of goods and services offered, signage and protection of trademarks. Compliance with the management agreement will require the Company to make significant expenditures for capital improvements.
During the three and six months ended June 30, 2017, the Company incurred $92,000 and $143,000 of fees, respectively, related to the management agreement, and are included in hotel expenses on the accompanying consolidated statements of operations. During the three and six months ended June 30, 2016, the Company incurred $147,000 and $190,000 of fees, respectively, related to the management agreement, and are included in hotel expenses on the accompanying consolidated statements of operations.

KBS STRATEGIC OPPORTUNITY REIT II, INC.
CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
June 30, 2017
(unaudited)

Q&C Hotel
A wholly owned subsidiary of the joint venture through which the Company leases the operations of the Q&C Hotel (“Q&C Hotel Operations”) has entered into a management agreement with Encore Hospitality, LLC (“Encore Hospitality”), an affiliate of the joint venture partner, pursuant to which Encore Hospitality will manage and operate the Q&C Hotel. The management agreement expires on December 17, 2035. Subject to certain conditions, Encore Hospitality may extend the term of the agreement for a period of five years. Pursuant to the management agreement Encore Hospitality will receive a base fee, which is 4.0% of gross revenue (as defined in the management agreement). During the three and six months ended June 30, 2017, the Company incurred $100,000 and $210,000 fees, respectively, related to the management agreement, and are included in hotel expenses on the accompanying consolidated statements of operations. During the three and six months ended June 30, 2016, the Company incurred $95,000 and $170,000 fees, respectively, related to the management agreement, and are included in hotel expenses on the accompanying consolidated statements of operations.
Q&C Hotel Operations has also entered into a franchise agreement with Marriott International (“Marriott”) pursuant to which Marriott has granted Q&C Hotel Operations a limited, non-exclusive license to establish and operate the Q&C Hotel using certain of Marriott’s proprietary marks and systems and the hotel was branded as a Marriott Autograph Collection hotel on May 25, 2016. The franchise agreement will expire on May 25, 2041. Pursuant to the franchise agreement, Q&C Hotel Operations pays Marriott a monthly franchise fee equal to a percent of gross room sales on a sliding scale that is initially 2% and increases to 5% on May 25, 2019 and a monthly marketing fund contribution fee equal to 1.5% of the Q&C Hotel’s gross room sales. In addition, the franchise agreement requires the maintenance of a reserve account to fund all renovations at the hotel based on a percentage of gross revenues which starts at 2% of gross revenues and increases to 5% of gross revenues on May 25, 2019. Q&C Hotel Operations is also responsible for the payment of certain other fees, charges and costs as set forth in the agreement. During the three and six months ended June 30, 2017, the Company incurred $270,000 and $447,000 of fees related to the Marriott franchise agreement. During the three and six months ended June 30, 2016, the Company incurred $42,000 of fees related to the Marriott franchise agreement.
In addition, in connection with the execution of the franchise agreement, KBS SOR US Properties II LLC ("SOR US Properties II") is providing an unconditional guarantee that all Q&C Hotel Operations’ obligations under the franchise agreement will be punctually paid and performed. Finally, certain transfers of the Q&C Hotel or an ownership interest therein are subject to a notice and consent requirement, and the franchise agreement further provides Marriott with a right of first refusal with respect to a sale of the hotel to a competitor of Marriott.
Lease Obligations
On December 1, 2016, the 210 West 31st Street Joint Venture acquired a leasehold interest in 210 West 31st Street. The leasehold interest for 210 West 31st Street expires on January 31, 2114. Future minimum lease payments owed by the 210 West 31st Street Joint Venture under the operating lease as of June 30, 2017 is as follows (in thousands):

July 1, 2017 through December 31, 2017	$180
2018	360
2019	360
2020	360
2021	360
Thereafter	54,036
$55,656
Economic Dependency
The Company is dependent on the Advisor and the Dealer Manager for certain services that are essential to the Company, including the sale of the Company’s shares of common stock; the identification, evaluation, negotiation, origination, acquisition and disposition of investments; management of the daily operations of the Company’s investment portfolio; and other general and administrative responsibilities. In the event that these companies are unable to provide the respective services, the Company will be required to obtain such services from other sources.

KBS STRATEGIC OPPORTUNITY REIT II, INC.
CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
June 30, 2017
(unaudited)

Environmental
As an owner of real estate, the Company is subject to various environmental laws of federal, state and local governments. Although there can be no assurance, the Company is not aware of any environmental liability that could have a material adverse effect on its financial condition or results of operations as of June 30, 2017. However, changes in applicable environmental laws and regulations, the uses and conditions of properties in the vicinity of the Company’s properties, the activities of its tenants and other environmental conditions of which the Company is unaware with respect to the properties could result in future environmental liabilities.
Legal Matters
From time to time, the Company is a party to legal proceedings that arise in the ordinary course of its business. Management is not aware of any legal proceedings of which the outcome is probable or reasonably possible to have a material adverse effect on the Company’s results of operations or financial condition, which would require accrual or disclosure of the contingency and the possible range of loss. Additionally, the Company has not recorded any loss contingencies related to legal proceedings in which the potential loss is deemed to be remote.

12.	SUBSEQUENT EVENTS
The Company evaluates subsequent events up until the date the consolidated financial statements are issued.
Status of the Offering
The Company commenced the Public Offering on August 12, 2014 and broke escrow on January 7, 2015. As of August 7, 2017, the Company had sold 10,692,409 and 10,208,957 shares of Class A and Class T common stock, respectively, in the Public Offering for aggregate gross offering proceeds of $203.0 million. Included in these amounts were 325,640 and 70,909 shares of Class A and Class T common stock, respectively, sold under the Company's dividend reinvestment plan for aggregate gross offering proceeds of $3.7 million.
Cash Distributions Paid
On July 5, 2017, the Company paid distributions of $0.3 million related to cash distributions on the outstanding shares of the common stock based on daily record dates for the period from June 1, 2017 through June 30, 2017. On August 1, 2017, the Company paid distributions of $0.3 million related to cash distributions on the outstanding shares of the common stock based on daily record dates for the period from July 1, 2017 through July 31, 2017. Distributions for the period from June 1, 2017 through July 31, 2017 were calculated based on stockholders of record each day during the period at a rate of (i) $0.00052548 per share per day less (ii) the applicable daily stockholder servicing fees accrued for and allocable to any class of common stock, divided by the number of shares of common stock of such class outstanding as of the close of business on each respective record date.
Stock Dividends Issued
On May 10, 2017, the Company’s board of directors authorized stock dividends for the month of June 2017, in the amount of 0.001667 shares of each class of the Company’s common stock on each outstanding share of common stock issuable to all common stockholders of record as of the close of business on June 30, 2017.  The Company issued the June 2017 stock dividend, consisting of 43,106 shares, on July 6, 2017.
On May 10, 2017, the Company’s board of directors authorized stock dividends for the month of July 2017, in the amount of 0.001667 shares of each class of the Company’s common stock on each outstanding share of common stock issuable to all common stockholders of record as of the close of business on July 31, 2017.  The Company issued the July 2017 stock dividends, consisting of 43,945 shares, on August 2, 2017.

KBS STRATEGIC OPPORTUNITY REIT II, INC.
CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
June 30, 2017
(unaudited)

Distributions Declared
On July 6, 2017, the Company's board of directors declared cash distributions on the outstanding shares of all classes of its common stock based on daily record dates for the period from August 1, 2017 through August 31, 2017, which the Company expects to pay in September 2017. Investors may choose to receive cash distributions or purchase additional shares through the Company's dividend reinvestment plan. Distributions for this period will be calculated based on stockholders of record each day during this period at a rate of (i) $0.00052548 per share per day less (ii) the applicable daily stockholder servicing fees accrued for and allocable to any class of common stock, divided by the number of shares of common stock of such class outstanding as of the close of business on each respective record date.
Also on July 6, 2017, the Company's board of directors authorized a stock dividend for the month of August 2017 in the amount of 0.001667 shares of common stock on each outstanding share of common stock, issuable to all common stockholders of record as of the close of business on August 31, 2017. Stock dividends are issued in the same class of shares as the shares for which such stockholder received the stock dividend. The Company expects to issue this stock dividend in September 2017.
On August 10, 2017, the Company's board of directors declared cash distributions on the outstanding shares of all classes of its common stock based on daily record dates for the period from September 1, 2017 through September 30, 2017 and October 1, 2017 through October 31, 2017, which the Company expects to pay in October 2017 and November 2017, respectively. Investors may choose to receive cash distributions or purchase additional shares through the Company's dividend reinvestment plan. Distributions for these periods will be calculated based on stockholders of record each day during these periods at a rate of (i) $0.00052548 per share per day less (ii) the applicable daily stockholder servicing fees accrued for and allocable to any class of common stock, divided by the number of shares of common stock of such class outstanding as of the close of business on each respective record date.
Also on August 10, 2017, the Company's board of directors authorized a stock dividend for the months of September 2017 and October 2017 in the amount of 0.001667 shares of common stock on each outstanding share of common stock, issuable to all common stockholders of record as of the close of business on September 30, 2017 and October 31, 2017, respectively. Stock dividends are issued in the same class of shares as the shares for which such stockholder received the stock dividend. The Company expects to issue these stock dividends in October 2017 and November 2017, respectively.
Probable Real Estate Investment
Oakland City Center
On July 10, 2017, the Company, through an indirect wholly owned subsidiary (the “Buyer”), entered into a contract of sale (the “Agreement”) to acquire an office property containing two buildings with an aggregate of 367,357 rentable square feet located on approximately 1.1 acres of land in Oakland, California (“Oakland City Center”). The sellers are not affiliated with the Company or the Advisor. The contractual purchase price of Oakland City Center was approximately $155.0 million plus closing costs. Pursuant to the Agreement, the Company would be obligated to purchase the property only after satisfaction of agreed upon closing conditions. There can be no assurance that the Company will complete the acquisition. As of the date of this filing, the Company had made total deposits of $8.0 million and, in some circumstances, if the Company fails to complete the acquisition, it may forfeit up to $8.0 million of earnest money.
As of July 1, 2017, Oakland City Center was approximately 92% leased to 44 tenants.